SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

DIGITAL IMPACT, INC.

(Name of Subject Company)

DIGITAL IMPACT, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(including the associated Series A
Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

William Park
President, Chief Executive Officer and Chairman of the Board of Directors
177 Bovet Road, Suite 200
San Mateo, California  94402
(650) 356-3400

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☒            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following Agreement and Plan of Merger was entered into by and among Digital Impact, Inc. (“Digital Impact”), Acxiom Corporation, a Delaware corporation (“Acxiom”) and Adam Merger Corporation, a Delaware corporation and direct wholly owned subsidiary of Acxiom, on March 25, 2005 (the “Merger Agreement”).  The tender offer contemplated by the Merger Agreement has not yet commenced, and this filing is neither an offer, a solicitation or recommendation.  We urge investors and security holders to read the following documents, when they become available, regarding the Merger Agreement and the contemplated tender offer, because they will contain important information:

•                                          Acxiom’s Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and

•                                          Digital Impact’s Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov.  Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ACXIOM CORPORATION

ADAM MERGER CORPORATION

AND

DIGITAL IMPACT, INC.

Dated as of March 25, 2005

TABLE OF CONTENTS

ARTICLE I THE OFFER

1.1	The Offer
1.2	Company Action
1.3	Company Boards of Directors and Committees; Section 14(f) of Exchange Act

ARTICLE II THE MERGER

2.1	The Merger
2.2	Effective Time; Closing
2.3	Effect of the Merger
2.4	Certificate of Incorporation and Bylaws
2.5	Directors and Officers
2.6	Effect on Capital Stock
2.7	Surrender of Certificates
2.8	No Further Ownership Rights in Company Common Stock
2.9	Lost, Stolen or Destroyed
2.10	Further Action

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organization; Standing and Power; Charter Documents; Subsidiaries
3.2	Capital Structure
3.3	Authority; Non-Contravention; Necessary Consents
3.4	SEC Filings; Financial Statements
3.5	Absence of Certain Changes or Events
3.6	Taxes
3.7	Intellectual Property
3.8	Compliance; Permits
3.9	Litigation
3.10	Employee Benefit Plans
3.11	Environmental Matters
3.12	Contracts
3.13	Takeover Statutes
3.14	Rights Plan

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3.15	Brokers’ and Finders’ Fees
3.16	Off-Balance Sheet Transactions and Public Accountant
3.17	No Undisclosed Liabilities
3.18	Potential Conflict of Interest
3.19	Properties
3.20	Insurance
3.21	Opinion of Financial Advisor
3.22	Required Vote
3.23	Employment Agreements
3.24	Other Agreements

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Organization; Standing and Power; Charter Documents; Subsidiaries
4.2	Authority; Non-Contravention; Necessary Consents
4.3	SEC Filings; Financial Statements
4.4	Funds
4.5	No Company Shares
4.6	Brokers’ and Finders’ Fees

ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1	Conduct of Business by the Company

ARTICLE VI ADDITIONAL AGREEMENTS

6.1	Acquisition Proposals
6.2	Proxy Statement
6.3	Meeting of Stockholders
6.4	Board Recommendation
6.5	Confidentiality; Access to Information
6.6	Public Disclosure
6.7	Regulatory Filings; Reasonable Efforts
6.8	Notification of Certain Matters
6.9	Third-Party Consents
6.10	Employees and Employee Benefits
6.11	Indemnification
6.12	Prohibition on Acquiring Shares
6.13	Section 16 Matters
6.14	Purchaser Compliance

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6.15	Stockholder Litigation

ARTICLE VII CONDITIONS TO THE MERGER

7.1	Conditions to the Obligations of Each Party to Effect the Merger

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER

8.1	Termination Prior to Appointment Time
8.2	Notice of Termination; Effect of Termination
8.3	Fees and Expenses
8.4	Amendment
8.5	Extension; Waiver

ARTICLE IX GENERAL PROVISIONS

9.1	Non-Survival of Representations and Warranties
9.2	Notices
9.3	Interpretation; Knowledge
9.4	Counterparts
9.5	Entire Agreement; Third-Party Beneficiaries
9.6	Severability
9.7	Other Remedies; Specific Performance
9.8	Governing Law
9.9	Rules of Construction
9.10	Assignment
9.11	Waiver of Jury Trial

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 25, 2005, by and among Acxiom Corporation, a Delaware corporation (“Parent”), Adam Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent (“Purchaser”), and Digital Impact, Inc. a Delaware corporation (the “Company”).

RECITALS

A.            It is proposed that Purchaser shall, as promptly as practicable, commence a tender offer to acquire all of the outstanding shares of Company common stock, all upon the terms and subject to the conditions set forth herein.

B.            It is also proposed that, following the consummation of the Offer (as defined in Section 1.1(a)), Purchaser will merge with and into the Company and each Company Share (as defined in Section 2.6(a)) that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price (as defined in Section 1.1(a)), all upon the terms and subject to the conditions set forth herein.

C.            As a condition and further inducement to Parent and Purchaser to enter into this Agreement and incur the obligations set forth herein, certain stockholders of the Company (each, a “Stockholder”) concurrently herewith are entering into a Stockholder Agreement (the “Stockholder Agreement”), dated as of the date hereof, with Parent and Purchaser, in the form attached hereto as Exhibit A, pursuant to which each such Stockholder has, among other things, upon the terms and subject to the conditions set forth therein, irrevocably agreed to tender such shares of Company Common Stock.

D.            Each of the Boards of Directors of Parent, Purchaser, and Company, has (i) determined that this Agreement is advisable, (ii) determined that this Agreement and the transactions contemplated hereby (including the Offer and the Merger), taken together, are in the best interests of their respective stockholders, and (iii) approved this Agreement and the transactions contemplated hereby (including the Offer and the Merger), all upon the terms and subject to the conditions set forth herein.

E.             As a condition and further inducement to Parent and Purchaser to enter into this Agreement and incur the obligations set forth herein, certain individuals have entered into employment agreements (the “Employment Agreements”) with Parent in the form attached hereto as Exhibits B-1 through B-3.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE OFFER

1.1           The Offer.

(a)           Terms of the Offer; Conditions to Offer.  Provided that this Agreement shall not have been earlier terminated in accordance with Article VIII, as promptly as practicable after the date hereof (but in no event more than five (5) business days after the public announcement of this Agreement), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) a tender offer (the “Offer”) to purchase all of the Company Shares (as defined in Section 2.6(a)) at a price per Company Share, subject to the terms of Section 1.1(b), equal to a price of Three Dollars and Fifty Cents ($3.50) per Company Share, net to the holder thereof in cash (such amount, or any different amount per Company Share that may be paid pursuant to the Offer, is the “Offer Price”).  The obligation of Purchaser to accept for payment any Company Shares tendered pursuant to the Offer (and the obligation of Parent to cause Purchaser to accept for payment any Company Shares tendered) shall be subject only to (i) the condition (the “Minimum Condition”) that, prior to the then scheduled expiration of the Offer (as it may be extended from time to time pursuant to Section 1.1(c)) there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Company Shares that, together with the Company Shares then owned by Parent and Purchaser (if any), represents 50.1% of all then outstanding Company Shares calculated on a fully diluted basis (including, without limitation, all Company Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, excluding, however, any securities not convertible or exercisable on or prior to August 31, 2005 (including for this purpose any securities which become convertible or exercisable on or prior to August 31, 2005 as a result of conversion pursuant to Section 2.6(e)) shall have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer and (ii) the satisfaction or waiver in accordance with the terms of this Agreement of each of the other conditions set forth in Annex A.  Parent and Purchaser expressly reserve the right to waive any such condition, to increase the Offer Price, and to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, neither Parent nor Purchaser may make any change to the terms and conditions of the Offer that (i) decreases the Offer Price, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the number of Company Shares to be purchased in the Offer, (iv) imposes conditions to the Offer in addition to the conditions to the Offer set forth in Annex A, (v) amends the conditions to the Offer set forth in Annex A so as to broaden the scope of such conditions to the Offer, (vi) extends the Offer except as provided in Section 1.1(c), (vii) amends or waives the Minimum Condition, or (viii) makes any other change to any of the terms and conditions of the Offer that is adverse to the holders of Company Shares in the reasonable and good faith judgment of the Company.  The conditions to the Offer set forth in Annex A are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in their sole discretion, other than the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company.  The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

(b)           Adjustments to Offer Price.  The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Company Shares pursuant to the Offer.

(c)           Extension and Expiration of Offer.  Subject to the terms and conditions of the Offer and this Agreement, the Offer shall expire at midnight, New York Time, on the date that is twenty (20) business days (calculated in accordance with Section 14d-1(g)(3) under the Exchange Act) after the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act); provided, however, that (i) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff, or of the Nasdaq Stock Market, Inc. (“Nasdaq”), that is applicable to the Offer, and (ii) in the event that any of the conditions to the Offer set forth on Annex A are not satisfied or waived as of any then scheduled expiration date of the Offer, Purchaser shall extend the Offer for successive extension periods of not more than ten (10) business days each, until such time as either (A) all of the conditions to the Offer are satisfied or waived, or (B) this Agreement is terminated pursuant to the terms of Article VIII; provided, however, that notwithstanding the foregoing clauses (i) and (ii) of this Section 1.1(c), in no event shall (x) Purchaser be required to extend the Offer beyond the Initial Termination Date or the Extended Termination Date, as applicable or (y) Purchaser be required to extend the Offer beyond the termination of this Agreement in accordance with Article VIII.

(d)           Payment for Company Shares.  Subject to the terms and conditions of the Offer and this Agreement, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares validly tendered and not withdrawn pursuant to the Offer, as promptly as practicable after the applicable expiration date of the Offer (as it may be extended in accordance with Section 1.1(c)).  The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash, subject to reduction only for any applicable withholding in accordance with Section 2.7(d).

(e)           Subsequent Offering Period.  Purchaser may (but shall not be required to), only with the prior written consent of the Company, extend the Offer for a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three (3) nor more than twenty (20) business days immediately following the expiration of the Offer.  Subject to the terms and conditions of the Offer and this Agreement, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares validly tendered and not withdrawn pursuant to the Offer as so extended by such subsequent offering period, as promptly as practicable after any such Company

Shares are tendered during such subsequent offering period.  The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer, as so extended by such subsequent offering period, shall be paid net to the holder thereof in cash, subject to reduction only for any applicable withholding in accordance with Section 2.7(d).

(f)            Transfers of Ownership. If the payment equal to the Offer Price or Merger Consideration in cash is to be made to a Person (as defined in Section 9.3(f)) other than the Person in whose name the surrendered certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Offer Price or Merger Consideration to a Person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Parent that such taxes either have been paid or are not applicable.

(g)           Schedule TO; Offer Documents.  On the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which shall contain as an exhibit or incorporate by reference an Offer to Purchase, or portions thereof (the “Offer to Purchase”), and forms of the letter of transmittal and summary advertisement, if any, in respect of the Offer (together with any supplements or amendments thereto, the “Offer Documents”), and (ii) cause the Offer Documents to be disseminated to all holders of Company Shares (collectively, the “Company Securityholders”).  Subject to the provisions of Section 6.1, the Schedule TO and the Offer Documents may include a description of the determinations, approvals and Recommendations (as defined in Section 1.2(a)) of the Board of Directors of the Company (the “Company Board”) set forth in Section 1.2(a).  The Company shall promptly furnish to Parent and Purchaser in writing all information concerning the Company that may be required by applicable federal securities laws or reasonably requested by Parent and Purchaser for inclusion in the Schedule TO or the Offer Documents.  Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC.  Parent and Purchaser shall advise the

Company, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revision of the Schedule TO or the Offer Documents, or comments thereon or responses thereto, or request by the SEC or its staff for additional information in connection therewith and shall provide to the Company and its counsel all written comments or requests for information that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly after receipt thereof.  Parent and Purchaser shall respond to any such comments or requests from the SEC regarding the Schedule TO and the Offer Documents.  No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Schedule TO and the Offer Documents shall be made by Parent and Purchaser without providing the Company a reasonable opportunity to participate in the formulation thereof and to review and comment thereon.  If at any time prior to the Appointment Time, any information relating to the Parent, Purchaser, Company or any of their respective directors, officers or affiliates, should be discovered by Parent, Purchaser or the Company (including any correction to any of the information provided by them for use in the Schedule TO or other Offer Documents) which should be set forth in an amendment or supplement to the Schedule TO or other Offer Documents so that the Schedule TO or other Offer Documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Schedule TO or the other Offer Documents describing such information shall be promptly prepared and filed with the SEC and disseminated to the Company Securityholders, in each case as and to the extent required by applicable law.

1.2           Company Action.

(a)           Company Determinations, Approvals and Recommendations.  The Company hereby consents to the Offer and represents and warrants to Parent and Purchaser that, at meeting duly called and held prior to the date hereof, the Company Board has, upon the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the transactions contemplated hereby are advisable, (ii) determined that this Agreement and the transactions contemplated hereby (including the Offer and the Merger), taken together, are fair to and in the best interests of the Company Securityholders, (iii) approved this Agreement and the transactions contemplated hereby (including the Offer and the Merger) which approval constituted approval under Section 203 of the Delaware General Corporation Law (“DGCL”) as a result of which this Agreement and the transactions contemplated hereby (including the Offer and the Merger), are not and will not be subject to any restrictions under Section 203 of the DGCL, and (iv) resolved to recommend that the Company Securityholders accept the Offer, tender their Company Shares to Purchaser pursuant to the Offer and adopt this Agreement in accordance with the applicable provisions of laws of the State of Delaware (“Delaware Law”) (the actions described in clauses (i) through (iv) are referred to collectively as the “Recommendations”); provided, however, that Recommendations may be withheld, withdrawn, amended or modified in accordance with the terms of Section 6.1(d).  As of the date hereof, the Recommendations were unanimous.  The Company hereby consents to the inclusion of the foregoing determinations and approvals in the Offer Documents and, to the extent that the foregoing Recommendations are not withheld, withdrawn, amended or modified in accordance with Section 6.1, the Company hereby consents to the inclusion of such Recommendations in the Offer Documents.  Each director and executive officer of the Company has executed a Stockholders Agreement.

(b)           Schedule 14D-9.  The Company shall (i) file with the SEC, concurrently with the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”), and (ii) cause the Schedule 14D-9 to be mailed to the Company Securityholders, together with the Offer Documents, promptly after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act).  Subject to the provisions of Section 6.1(d), the Company agrees the Schedule 14D-9 shall include a description of the determinations and approvals, and shall include the Recommendations of the Company’s Board set forth in Section 1.2(a).  Each of Parent and Purchaser shall promptly furnish to the Company in writing all information concerning Parent and Purchaser that may be required by applicable federal securities laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC.  The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revision of the with respect to the Schedule 14D-9, or comments thereon or responses thereto, or request by the SEC or its staff for additional information in connection therewith and shall provide to Parent and its counsel all written comments or requests for information that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt thereof.  The Company shall respond to any such comments or requests from the SEC regarding the Schedule 14D-9.  No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Schedule 14D-9 shall be made by the Company without providing Parent a reasonable opportunity to participate in the formulation thereof and to review and comment thereon.  If at any time prior to the Appointment Time, any information relating to the Company, Parent, Purchaser, or any of their respective directors, officers or affiliates, should be discovered by Parent, Purchaser or the Company (including any correction to any of the information provided by them for use in the Schedule 14D-9 which should be set forth in an amendment or supplement to the Schedule 14D-9 so that the Schedule 14D-9 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), the party which discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Schedule 14D-9 describing such information shall be promptly prepared and filed with the SEC and disseminated to the Company Securityholders, in each case as and to the extent required by applicable law.

(c)           Company Information.  In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly following a request by Parent, furnish Parent with such information, including, without limitation, a list, as of the most recent practicable date, of the Company Securityholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including, without limitation, updated lists of stockholders, mailing labels, listings or files of securities positions, to the extent available), and with such assistance, as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares.  Such information shall be provided in such format, including electronic form (if such information is existing in electronic form), as may be reasonably requested by Parent and as is practicable.  Subject to any and all Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser and their agents shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and, (iii) if (A) this Agreement shall be terminated pursuant to Article VIII and (B) Parent and Purchaser shall withdraw the Offer or the Offer shall otherwise expire or terminate in accordance with the terms hereof without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Company Shares pursuant to the Offer, deliver (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company any and all copies and any extracts or summaries from such information then in their possession or control.

1.3           Company Boards of Directors and Committees; Section 14(f) of Exchange Act.

(a)           Composition of Company Board.  Effective upon the acceptance for payment by Purchaser of the Company Shares pursuant to the Offer (the “Appointment Time”), Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of: (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3); and (ii) the percentage that the number of Company Shares owned by Parent and/or Purchaser (including Company Shares accepted for payment) bears to the total number of Company Shares outstanding.  Promptly following a request by Parent, the Company shall take all action reasonably necessary to cause Parent’s designees to be elected or appointed to the Company Board, including, without limitation, at the option of Parent, increasing the number of directors (and amending the Bylaws if so required), or seeking and accepting resignations of incumbent directors, or both; provided, however, that prior to the Effective Time (as defined in Section 2.2), the Company Board shall always have at least two members who were directors of the Company prior to consummation of the Offer and who are not affiliated with Parent or Purchaser (each, a “Continuing Director”).  In the event that a Continuing Director shall resign from the Company Board prior to the Effective Time, Parent, Purchaser and the Company shall permit the remaining Continuing Directors to appoint the resigning director’s successor, who shall thereafter be deemed to be a Continuing Director for all purposes of and under this Agreement. If the number of Continuing Directors is reduced to fewer than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy or vacancies such that there shall be at least two Continuing Directors, who shall thereafter be deemed to be a Continuing Director for all purposes of and under this Agreement.  If there shall be no Continuing Directors prior to the Effective Time, the majority of the members of the Company Board who are not Continuing Directors shall designate two persons to fill the vacancies such that there shall be two Continuing Directors, who shall thereafter be deemed to be a Continuing Director for all purposes of and under this Agreement.  The Company shall, upon Parent’s request following the Appointment Time, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board (other than as it relates to action which may be taken or is required to be taken by the Continuing Directors pursuant to Section 1.3(c), (ii) each board of directors (or similar body) of each Company Subsidiary and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Company Shares are listed.

(b)           Section 14(f) of the Exchange Act.  The Company’s obligation to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.  The Company shall promptly take all action required pursuant to this Section 1.3 and Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3, and shall include in the Schedule 14D-9 such information with respect to the Company and its directors and officers as is required under such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3.  Parent shall provide to the Company in writing, and be solely responsible for any information with respect to itself and its nominees, directors, officers and affiliates, required by such Section 14(f) and Rule 14f-1.

(c)           Required Approvals of Continuing Directors.  Notwithstanding anything to the contrary set forth in this Agreement, after the Appointment Time but prior to the Effective Time, the approval of a majority of such Continuing Directors shall be required in order to (i) amend or terminate this Agreement, or agree or consent to any amendment or termination of this Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under this Agreement, (iii) waive any of the Company’s rights, benefits or privileges under this Agreement if such action would adversely affect the interests of the Company Securityholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries)), or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to this Agreement or the transactions contemplated hereby, including the Offer and the Merger, if such action would adversely affect the interests of the Company Securityholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries)); or (v) approve any other action by the Company which is reasonably likely to materially and adversely affect the interests of the Company Securityholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries) with respect to the transactions contemplated by this Agreement. Without limitation, any decrease in the amount of Merger Consideration or any change in the form of Merger Consideration shall be deemed to materially and adversely affect the interests of the Company Securityholders (other than Parent, Purchaser and their affiliates (other than the Company and its Subsidiaries)).

ARTICLE II

THE MERGER

2.1           The Merger.  At the Effective Time (as defined in Section 2.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Purchaser shall be merged with and into the Company (the “Merger”), the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation.  The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

2.2           Effective Time; Closing.  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (or a Certificate of Ownership and Merger, as applicable) in customary form with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date (as defined below).  The closing of the Merger (the “Closing”) shall take place at a location, time and date to be specified by the parties, which shall be no later than the second (2nd) business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that, by their terms, are not capable of being satisfied or waived until the Closing), or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

2.3           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law.

2.4           Certificate of Incorporation and Bylaws.  At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Digital Impact, Inc.” and the Certificate of Incorporation shall be amended so as to comply with Section 6.11(a).  At the Effective Time, the Bylaws of the Company shall be amended and restated in their entirety to be identical to the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws; provided, however, that at the Effective Time, the Bylaws of the Surviving Corporation shall be amended so as to comply with Section 6.11(a).

2.5           Directors and Officers.  The initial directors of the Surviving Corporation shall be the directors of Purchaser immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.  The initial officers of the Surviving Corporation shall be the officers of Company immediately prior to the Effective Time, until their respective successors are duly appointed.

2.6           Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any shares of capital stock of the Company, the following shall occur:

(a)           Company Common Stock.  Each share of the Common Stock, par value $0.001 per share, of the Company (together with the associated Company Right (as defined in Section 3.2(a)) under the Company Rights

Agreement (as defined in Section 3.2(a)) (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (the “Company Shares”), other than (i) any shares of Company Common Stock to be cancelled pursuant to Section 2.6(c) and (ii) the Appraisal Shares (as defined in Section 2.6(b)), will be cancelled and extinguished and automatically converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.9).

(b)           Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.6(a), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262.  At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262.  Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.6(a).  The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the Delaware Law received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

(c)           Cancellation of Treasury and Parent Owned Stock.  Each share of Company Common Stock held by the Company or Parent, or any direct or indirect wholly-owned Subsidiary of the Company or of Parent, immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

(d)           Capital Stock of Purchaser.  Each share of common stock, par value $0.001, of Purchaser issued and outstanding prior immediately to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(e)           Stock Options; Employee Stock Purchase Plans; Restricted Stock.

(i)    Each unexercised Company Option outstanding at the Effective Time shall be assumed by Parent and converted into an option to purchase common stock of Parent, par value $0.01 per share (the “Parent Common Stock”) in accordance with this Section 2.6(e)(i).  Each unexercised Company Option so converted shall continue to have, and be subject to, the same terms and conditions (including vesting schedule) as set forth in the applicable Company Stock Option Plan and any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, (i) each Company Option shall be exercisable for that number of whole shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to the outstanding Company Option by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Company Option so converted shall be equal to the quotient determined by dividing the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.  The “Exchange Ratio” shall mean the quotient determined by dividing the Offer Price by the Market Price per share of Parent Common Stock.  No later than five business days after the Closing, Parent shall register the shares of Parent Common Stock issuable upon exercise of Company Option converted pursuant to this

Section 2.6(e)(i) by filing a registration statement on Form S-8 (or any successor form) or another appropriate form with the SEC, and Parent shall use commercial best efforts to maintain the effectiveness of such registration statement and maintain the current status of the prospectus with respect thereto for so long as such options remain outstanding. For purposes of this Section, “Market Price” per share of Parent Common Stock shall be the average closing price per share of Parent Common Stock on the Nasdaq for the ten trading days selected by Parent and the Company by lot out of the 20 trading days ending on and including the fifth trading day prior to the Effective Time (the “Random Trading Days”). Parent and the Company shall select the Random Trading Days at 5:00 p.m. New York time on such fifth trading day.  It is intended that Company Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section shall be applied consistent with such intent.

(ii)   Prior to the Effective Time, the Company Purchase Plan shall be terminated.  The rights of participants in the Company Purchase Plan with respect to any offering period then underway under such Company Purchase Plan shall be determined by treating the last business day prior to, or if more administratively advisable, the last payroll date of Company immediately prior to, the termination of the Company Purchase Plan, as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under such Company Purchase Plan.  Prior to the Effective Time, Company shall take all actions (including, if appropriate, amending the terms of such Company Purchase Plan) that are necessary to give effect to the transactions contemplated by this Section 2.6(e)(ii).

(iii)  Each share of restricted (i.e. subject to a lapsing right of repurchase or risk of forfeiture) Company Common Stock granted under the Company’s 1998 Stock Plan, 1999 Director Equity Plan, or under certain Protective Covenants Agreements by and between the Company and each of Noel McMichael and Paul Owen, executed in connection with the acquisition of Marketleap.com, Inc. (the “Restricted Company Stock”), issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration subject to the applicable terms and conditions of the corresponding Restricted Company Stock award agreement and Company

Stock Option Plan pursuant to which such Restricted Company Stock has been granted. Merger Consideration in respect of Restricted Company Stock shall be payable at such times as Restricted Company Stock would have become vested pursuant to the applicable vesting schedules contained in the Restricted Company Stock award agreements in effect as of the date hereof, subject to acceleration as provided in employment or other agreements between the Company and each holder of Restricted Company Stock or the Company Stock Option Plan under which it was granted.

(f)            Adjustments to Merger Consideration.  The Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.

2.7           Surrender of Certificates.

(a)           Payment Agent.  Promptly following the date of this Agreement, Parent shall select a bank or trust company reasonably satisfactory to the Company to act as the payment agent (the “Payment Agent”) in the Merger, and shall enter into a customary agreement with the Payment Agent, in a form reasonably satisfactory to the Company.

(b)           Parent to Provide Cash.   From time to time after the Effective Time, Parent shall promptly provide, or cause the Surviving Corporation to promptly provide, to the Paying Agent funds in amounts and at the times necessary for the payment of the Merger Consideration pursuant to this Article II upon surrender of Certificates (such funds amount being referred to herein as the “Merger Fund”).

(c)           Payment Procedures.  As soon as reasonably practicable after the Effective Time, Parent and Purchaser shall cause the Payment Agent to mail (and shall make available for collection by hand) to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Appraisal Shares) whose shares were converted into the right to receive the Merger Consideration pursuant to this Article II: (i) a letter of transmittal (in customary form which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect thereof pursuant to this Article II (which instructions shall provide that, at the election of the surrendering holder, Certificates may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery).  Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Payment Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the amount of Merger Consideration to which such holder is entitled pursuant to this Article II, and the Certificates so surrendered shall forthwith be cancelled.  Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration payable in respect thereof pursuant to this Article II.

(d)           Required Withholding.  Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law.  To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid and (ii) Parent shall provide, or cause the Payment Agent to provide, to such Person written notice of the amounts so deducted or withheld.

(e)           No Liability.  Notwithstanding anything to the contrary in this Section 2.7, neither the Payment Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f)            Investment of Merger Fund.  The Payment Agent shall invest the cash in the Merger Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to Company stockholders pursuant to this Article II.  Any interest and other income resulting from such investment shall become a part of the Merger Fund, and any amounts in excess of the amounts payable to Company stockholders pursuant to this Article II shall promptly be paid to Parent.

(g)           Termination of Merger Fund.  Any portion of the Merger Fund which remains undistributed to the holders of Certificates eighteen (18) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 2.7 shall after such delivery to Surviving Corporation look only to the Surviving Corporation for the Merger Consideration pursuant to this Article II.

2.8           No Further Ownership Rights in Company Common Stock.  From and after the Effective Time, all cash paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with settlement procedures, trades effected prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

2.9           Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the amount in cash as may be payable therefor pursuant to Section 2.6.

2.10         Further Action.  At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Purchaser, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Purchaser, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Purchaser, except as disclosed in the Company SEC Reports (as defined in Section 3.4(a)) filed on or prior to the date hereof and except as disclosed in the disclosure letter supplied by Company to Parent dated as of the date hereof (the “Company Disclosure Letter”), as follows:

3.1           Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)           Organization; Standing and Power.  The Company and each of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to be so organized, existing, qualified and in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company (as defined in Section 9.3(e)).  For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

(b)           Charter Documents.  The Company has delivered or made available to Parent: (i) a true and correct copy of the Certificate of Incorporation and Bylaws of the Company, each as amended to date (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents (collectively, “Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect.  The Company is not in violation of any of the provisions of the Company Charter Documents and each of its Subsidiaries are not in violation of their respective Subsidiary Charter Documents, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

(c)           Subsidiaries.  Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 includes all the Subsidiaries of the Company which are Subsidiaries as of the date hereof.  All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are, except as set forth in such Exhibit 21.1, owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws (collectively, “Liens”), except in each case as would not have a Material Adverse Effect on the Company.

3.2           Capital Structure.

(a)           Capital Stock.  The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Common Stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), 1,000,000 of which shares have been designated as Series A Participating Preferred Stock (“Company Series A Preferred Stock”) and have been reserved for issuance upon exercise of preferred stock purchase rights (the “Company Rights”) issuable pursuant to that certain Preferred Stock Rights Agreement, dated as of March 4, 2005 between the Company and ComputerShare Investor Services LLC (the “Company Rights Agreement”).  At the close of business on March 23, 2005: (i) 37,237,172 shares of Company Common Stock were issued and outstanding, (ii) 633,339 shares of Company Common Stock were issued and held by the Company in its treasury, and (iii) no shares of Company Series A Preferred Stock were issued and outstanding.  All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any statutory preemptive rights.

(b)           Stock Options.  As of the close of business on March 23, 2005: (i) 6,584,328 shares of Company Common Stock are subject to issuance pursuant to outstanding options to purchase Company Common Stock under the Company Stock Option Plans (equity or other equity-based awards, whether payable in cash, shares or otherwise granted under or pursuant to the Company Stock Option Plans are referred to in this Agreement, but excluding the Restricted Company Stock, are referred to in this Agreement as “Company Options”), and (ii) as of March 23, 2005, 5,687,339 shares of Company Common Stock are reserved for future issuance under the Company Purchase Plans.  All shares of Company Common Stock subject to issuance under the Company Stock Option Plans and the Company Purchase Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the capital stock of the Company.  The Company has made available to Parent true and correct lists, dated as of March 23, 2005 of all holders of Company Options, the number of Company Options held, exercise prices and the number of Company Options vested as of March 23, 2005.

(c)           Voting Debt.  No bonds, debentures, notes or other indebtedness of the Company having the right to vote on any maters on which stockholders of the Company may vote (“Voting Debt”) is issued or outstanding as of the date hereof.

(d)           Other Securities.  Except as otherwise set forth in this Section 3.2, as of the date hereof, except for the exercises or conversions of options, warrants or other securities outstanding as of the date hereof, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements, rights of first refusal or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

3.3           Authority; Non-Contravention; Necessary Consents.

(a)           Authority.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Offer and the Merger).  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or to consummate transactions contemplated hereby (including the Offer and the Merger), subject only to the adoption of this Agreement by the Company’s stockholders, if and to the extent required by applicable law, and the filing of the Certificate of Merger pursuant to Delaware Law.  This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Purchaser, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors’ rights and general principles of equity.

(b)           Non–Contravention.  The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) conflict with or violate the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to obtaining the adoption of this Agreement by the Company’s stockholders, if and to the extent required by applicable law, and compliance with the requirements set forth in Section 3.3(c), conflict with or violate any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of payment, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract (as defined in Section 3.12) except, with respect to clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which (a) would not substantially impair the Company from performing its obligations hereunder and (b) would not have a Material Adverse Effect on Company.

(c)           Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company or its Subsidiaries in connection with the execution, delivery and consummation of this Agreement and the transactions contemplated hereby (including the Offer and the Merger), except for: (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company and/or Parent are qualified to do business, and (B)  such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and antitrust and trade competition laws (including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)).  The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (A) and (B) are referred to herein as the “Necessary Consents.”

3.4           SEC Filings; Financial Statements.

(a)           SEC Filings.  The Company has timely filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC since March 31, 2002.  The Company has made available to Parent all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC.  All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that the Company may file or furnish subsequent to the date hereof), as amended, are referred to herein as the “Company SEC Reports.”  As of their respective dates (or if subsequently amended or supplemented, on the date of such amendment or supplement), the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries is, or has at any time been, required to file or furnish any form, reports or other documents with the SEC, and none of the Company’s Subsidiaries is, or has at any time been, required to file or furnish any material forms, reports or other documents with any foreign, state or other securities regulatory body other than Nasdaq.

(b)           Financial Statements.  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, 8-K or any successor or like form under the Exchange Act), and (iii) fairly presented (and with respect to unaudited interim financial statements fairly presented in all material respects) the consolidated financial position of the Company as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated.  The balance sheet of the Company contained in the Company SEC Reports as of December 31, 2004 is hereinafter referred to as the “Company Balance Sheet.”  The books and records of the Company and its Subsidiaries have been maintained in accordance with past practice and GAAP.  PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting practices which materially impacts or would require the restatement of any previously issued financial statements, covering one or more years or interim periods for which the Company is required to provide financial statements, such that they should no longer be relied upon.

(c)           The Schedule 14D-9 and, if applicable, the Proxy Statement (and any amendment thereof or supplement thereto) will comply as to form in all material respects with applicable federal securities laws.  The Schedule 14D-9 and, if applicable, the Proxy Statement, on the date filed with the SEC and the date first published, sent or given to the Company Securityholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Purchaser in writing for inclusion or incorporation by reference in the Schedule 14D-9 and the Proxy Statement.  The information provided by the Company in writing to the Parent or Purchaser for inclusion or incorporation by reference in the Schedule TO or the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)           The Company has designed and implemented disclosure controls and procedures, within the meaning of Rule 13a-15(e) of the Exchange Act, to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (i) has disclosed, based on its most recent evaluation, to the Parent and to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s or its Subsidiaries’ ability to record, process, summarize and report financial data, and (B) any fraud, whether material or not material, that involves management or other employees of the Company or its Subsidiaries who have or had a significant role in the Company’s internal controls over financial reporting.  The certificates of the Chief Executive Officer and Chief Financial Officer of the Company required by Rule 13a-14 under the Exchange Act with respect to the Company SEC Reports, as applicable, were true and correct as of the date made.

(e)           Each of the Company and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains effective internal accounting controls over financial reporting as required by Rule 13a-154 or Rule 15d-15, as applicable, of the Exchange Act, that provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company’s consolidated assets; (iii) access to the Company’s consolidated assets is permitted only in accordance with management’s authorization; (iv) the reporting of the Company’s consolidated assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  Further, to the Knowledge of the Company and its Subsidiaries, no facts or circumstances exist as of the date hereof that would reasonably be expected to prevent or otherwise delay the assessment of management of the Company of internal control over financial reporting that concludes that the internal control over financial reporting of the Company and its Subsidiaries is effective as required by Section 404 of the Sarbanes-Oxley Act as of the time such assessment is required.

(f)            The Company has provided or made available to Parent true and complete copies of all comment letters received by the Company from the SEC since March 31, 2001 and all responses to such comment letters by or on behalf of the Company.

3.5           Absence of Certain Changes or Events.  Except as disclosed in the Company SEC Reports on file with the SEC, since the Balance Sheet Date and through the date hereof, each of the Company and its Subsidiaries has conducted its respective business in the ordinary course of business consistent with past practice and there has not been:

(a)           Any Material Adverse Effect on the Company;

(b)           any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements;

(c)           any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock;

(d)           any grant by the Company or any of its Subsidiaries to any current or former director, officer or employee of the Company or any of its Subsidiaries of any increase in compensation or pay any bonus, except for non-material increases of cash or equity compensation in the ordinary course of business granted to employees who are not executive officers of the Company;

(e)           any grant by the Company or any of its Subsidiaries to any such current or former director, officer or employee of any increase in severance, retention or termination pay, except to the extent required under any agreement (or in the case of any employee not covered by an employment agreement to the extent granted in accordance with the Company’s employment compensation policies that have been provided in writing to Parent) in each case in effect as the date hereof;

(f)            any amendment or modification to any Company Options or other equity-based compensation awards;

(g)           any material change in financial or tax accounting methods, principles or practices by the Company or any of its Subsidiaries except insofar as may have been required by a change in GAAP or Law and have been disclosed in Company SEC Reports;

(h)           any material Tax election by the Company or any of its Subsidiaries or settlement or compromise by the Company or any of its Subsidiaries of any material Tax liability or refund;

(i)            any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any Indebtedness individually or in the aggregate in excess of $1,000,000, other than in the ordinary course of business;

(j)            any creation or assumption by the Company or any of its Subsidiaries of any Lien on any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business;

(k)           any making of any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to the Company or any direct or indirect wholly-owned Subsidiary of the Company, and (B) other than advances of expenses to employees, consultants or directors made in the ordinary course of business;

(l)            any write off by the Company or any of its Subsidiaries as uncollectible any notes or accounts receivable, except for write offs in the ordinary course of business consistent with past practice;

(m)          any cancellation of any material debts or waiver of any material claims or rights by the Company or any of its Subsidiaries;

(n)           (A) any direct or indirect acquisition by the Company or any of its Subsidiaries, or agreement to acquire, by merging or consolidating with, or by purchasing or by any other manner, any equity interest in, business of or any substantial portion of the assets of, any Person or any acquisition by the Company or any of its Subsidiaries of any assets that are material to the Company and its Subsidiaries taken as a whole, (B) any sale, lease, license, Lien or other disposition of any Intellectual Property of the Company or any of its Subsidiaries, other than sales and licenses of products to customers in the ordinary course of business, (C) any incurrence or agreement to incur any new capital expenditures by the Company or any of its Subsidiaries that are in excess of $1,000,000 in any calendar quarter, or (D) any assignment, termination (other than pursuant to its terms) or relinquishment by the Company or any of its Subsidiaries of any contract, license or other right which produced net revenue to the Company in excess of $250,000 during fiscal year 2004;

(o)           any violation of any Legal Requirement by the Company or any of its Subsidiaries applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for conflicts, violations and defaults that would not have a Material Adverse Effect on the Company; or

(p)           any authorization, commitment or agreement to take any action referred to in this Section 3.5.

3.6           Taxes.

(a)           For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes,” shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for taxes of a predecessor entity.  The Company and each of its Subsidiaries have filed all material federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes (“Tax Returns”) required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid (whether or not shown on any Tax Returns), and the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements.

(b)           No material deficiencies for any Taxes have been asserted or assessed, or, to the Knowledge (as defined in Section 9.3(b)) of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP).  No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination.

(c)           Except as set forth in Section 3.6(c) of the Company Disclosure Letter, none of the Company and its Subsidiaries is party to any tax-sharing, allocation or indemnification agreement.

(d)           Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(e)           None of the Company and its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) (1) (A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which occurred within two (2) years of the date of this Agreement.

(f)            Each of the Company and its Subsidiaries currently computes its taxable income using the accrual method of accounting and has used the accrual method of accounting to compute its taxable income for all taxable years ending on or after March 31, 1998.  None of the Company and its Subsidiaries has agreed, or is required, to make any material adjustment under Section 481 of the Code affecting any taxable year ending on or after March 31, 1998. None of the Company and its Subsidiaries has made any, or is obligated under any Contract or agreement to make any, payment that is or was subject to limits on deductibility under Code Section 162(m).  Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax law) in connection with the transactions contemplated hereunder.

(g)           The Company and its Subsidiaries have made available to Parent correct and complete copies of (i) all of their material Tax Returns filed since March 31, 2001, (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five (5) years relating to the federal, state, local or foreign Taxes due from or with respect to the Company and its Subsidiaries, and (iii) any closing letters or agreements entered into by the Company or any of its Subsidiaries with any Governmental Authority within the past five (5) years with respect to Taxes.

(h)           To the Knowledge of the Company, none of the Company and its Subsidiaries is or has been a party to a “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b).

3.7           Intellectual Property.

(a)           As used herein, the term “Intellectual Property” means all trademarks, service marks, trade names, Internet domain names, designs, insignia, logos, slogans, other similar designators of source or origin and general intangibles of like nature, together with all goodwill of the Company and its Subsidiaries symbolized by any of the foregoing and registrations and applications relating to the foregoing (collectively, “Trademarks”); patents, including any continuations, divisional, continuations-in-part, renewals, reissues and applications for any of the foregoing, as well as any invention disclosures (collectively, “Patents”); copyrights (including registrations and applications for any of the foregoing and common law copyrights) (collectively “Copyrights”); computer programs (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including, but not limited to, user manuals and training materials, related to any of the foregoing (collectively, “Software Programs”); databases and compilations, including, but not limited to, any and all data and collections of data (such as, but not limited to, all customer-related data), confidential information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (collectively “Trade Secrets”) held for use or used in the business of the Company and each of its Subsidiaries as conducted as of the Closing Date or as presently contemplated to be conducted. As used herein, “Company Owned IP” means Intellectual Property that is owned by the Company or any of its Subsidiaries. “Company Licensed IP” means all Intellectual Property owned by a third party and licensed to the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries obtains any rights, under any IP Agreement.  “IP Agreement” means any agreement under which a party licenses Intellectual Property to Company or any its Subsidiaries, provided that a non-disclosure agreement is not an “IP Agreement” and a confidentiality provision in an agreement does not, in the absence of a license of any other Intellectual Property (other than the disclosure of Trade Secrets) make such agreement an “IP Agreement.” “Company IP” means all Company Owned IP, Company Licensed IP and any other Intellectual Property used by the Company or any of its Subsidiaries.

(b)           Section 3.7(b) of the Company Disclosure Letter sets forth a complete and accurate list of, for Company Owned IP, all existing U.S. and foreign registrations and applications for Patents, Trademarks and Copyrights.

(c)

(i)    Except as set forth in the IP Agreements as of the date hereof, the Company and its Subsidiaries are not obligated to pay any material royalties, honoraria or other amounts (other than registration, maintenance, and similar fees with respect to the registration and maintenance of registered Patents, Trademarks and Copyrights) to any third party(is) with respect to the use of any material Company Licensed IP or material Company Owned IP.

(ii)   To the Company’s Knowledge, except as set forth in the IP Agreements as of the date hereof, the Company and its Subsidiaries are not obligated to pay any material royalties, honoraria or other amounts (other than registration, maintenance, and similar fees with respect to the registration and maintenance of registered Patents, Trademarks and Copyrights) to any third party(is) with respect to the use of any other material Intellectual Property used by the Company or any of its Subsidiaries.

(d)           Except as set forth in Section 3.7(d) of the Company Disclosure Letter:

(i)    the Company or its Subsidiaries are the sole and exclusive owners of all material Company Owned IP and have, to Company’s Knowledge, a valid right to use all material Company Owned IP and material Company Licensed IP as currently used, free and clear of all Liens other than Liens arising in the ordinary course of business;

(ii)   to the Company’s Knowledge, the Company or its Subsidiaries have a valid right to use any other material Intellectual Property used by the Company or any of its Subsidiaries as currently used, free and clear of all Liens other than Liens arising in the ordinary course of business;

(iii)  the Company or any of its Subsidiaries is listed in the records of the applicable United States, state, or foreign registry as the sole current owner of record for each application and registration included in the Company Owned IP;

(iv)  any applications and registrations of material Company Owned IP have been duly maintained, are, to Company’s Knowledge, valid and subsisting, in full force and effect and have not been cancelled, expired, dedicated to the public domain or abandoned;

(v)   except as set forth in Section 3.9 of the Company Disclosure Letter, there is no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial, administrative or registration authority proceeding in any jurisdiction pending (or, to the Company’s Knowledge, threatened) involving (A) the Company Owned IP, or (B) to the Company’s Knowledge, any other material Company IP, alleging misappropriation, infringement, dilution or other violation of the intellectual property rights of any third party or challenging the Company or any of its Subsidiaries’ ownership, use, validity, enforceability or registrability of any such Company IP;

(vi)  to the Company’s Knowledge, no third party is misappropriating, infringing, diluting or otherwise violating any material Company Owned IP or any other material Company IP and no such claims, suits, arbitration or other adversarial proceedings have been brought or threatened against any third party by the Company or any of its Subsidiaries;

(vii) the Company and each of its Subsidiaries takes (and with respect to material Software Programs that are included in material Company Owned IP, have taken) reasonable measures to protect the confidentiality of all material Trade Secrets constituting material Company Owned IP, and (to the Company’s Knowledge) no such Trade Secret has been disclosed or authorized to be disclosed to any third party other than pursuant to a written non-disclosure agreement that protects the proprietary interests of the Company and the applicable Subsidiaries of the Company in and to such Trade Secrets;

(viii) the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s or any of its Subsidiaries’ current right to own, use or bring any action for the infringement of, any of any material Company Owned IP, nor will such consummation require the consent of any third party in respect of any material Company IP or material IP Agreement; and

(ix)   all material Software Programs included in the Company Owned IP were developed either (A) by employees of the Company or any of its Subsidiaries within the scope of their employment or (B) by independent contractors who have assigned (1) all of their ownership rights and (2) all other rights (subject in the case of this subclause (2) to the retention of the right to use residual general Knowledge retained in unaided memory or non-material code developed by such independent contractors prior to or outside the scope of the development of the Software for the Company or any of its Subsidiary) to such Software Programs to the Company or any of its Subsidiaries pursuant to a written agreement. Except as set forth in Section 3.7(d)(ix) of the Company Disclosure Letter, to the Company’s Knowledge, no third party (other than the independent contractors described in (B) above or Persons who are subject to written non-disclosure agreements that protect the proprietary interests of the Company and the applicable Subsidiaries of the Company in and to such Software Programs and any Trade Secrets embodied therein) has had access to any of the source code for any of such material Software Programs, and there has been no disclosure of any such source code to any competitor of the Company, and no act has been done or omitted to be done by the Company or any of its Subsidiaries the result of which would be to dedicate to the public domain or entitle any governmental entity to hold abandoned or dedicated to the public domain any of such Software Programs.

(e)           The Software Programs owned by the Company or any of its Subsidiaries materially contribute in each case to the functionality and processes of the products and services set forth in Section 3.7(e) of the Company Disclosure Letter as implemented as of the date hereof.

3.8           Compliance; Permits.

(a)           Compliance.  Neither the Company nor any of its Subsidiaries is in violation of any Legal Requirement (including, without limitation, any laws related to privacy, data protection and the collection and use of personal information gathered or used by the Company and its Subsidiaries, any environmental laws, the Sarbanes-Oxley Act and any laws, rules and regulations related to any of the foregoing, as well as, to the Company’s Knowledge, any privacy policies of the Company and its Subsidiaries) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for conflicts, violations and defaults that would not have a Material Adverse Effect on the Company.  To the Company’s Knowledge, the Company and its Subsidiaries take steps commercially reasonable to comply with all Legal Requirements, as well as the Company’s privacy policies, for the protection of personal information against loss and against unauthorized access, use, modification, disclosure or other misuse.  As of the date hereof, no material investigation or review by any Governmental Entity is pending or, to the Knowledge of the Company, has been threatened in a writing delivered to the Company or any of its Subsidiaries, against the Company or any of its Subsidiaries.  There is no material judgment, injunction, order or decree against the Company or any of its Subsidiaries.  No written notice has been received by the Company or any of its Subsidiaries alleging any violation of any of the foregoing Legal Requirements.

(b)           Permits.  The Company and its Subsidiaries hold, to the extent legally required, all material permits, licenses, variances, exemptions, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the business of the Company, as currently conducted (collectively, “Company Permits”).  As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of Company, threatened.  The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.

3.9           Litigation.

(a)           As of the date hereof, there are no claims, suits, actions or proceedings, or to the Company’s Knowledge, investigations, pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective businesses or assets or any of the directors or officers of the Company or any of its Subsidiaries or, to the Knowledge of the Company, its other employees, stockholders or representatives (in each case insofar as any such matters relate to their activities with the Company or any of its Subsidiaries) at law or in equity, before any Governmental Entity, arbitrator or arbitration panel that has resulted or would reasonably be expected to result in a liability to the Company or any of its Subsidiaries in excess of $500,000 or that is seeking injunctive relief that would reasonably be expected to result in a liability to the Company or any of its Subsidiaries in excess of $500,000. Neither the Company nor any of its Subsidiaries is subject to any outstanding judgment against the Company or any of its Subsidiaries or naming the Company or any of its Subsidiaries as a party or, to the Knowledge of the Company, by which any of the employees of the Company or any of its Subsidiaries is prohibited or restricted from engaging in or otherwise conducting the business of the Company or any of its Subsidiaries as presently conducted that has or would reasonably be expected to result in a liability to the Company or any of its Subsidiaries in excess of $500,000. Section 3.9(a) of the Company Disclosure Schedule shall include a complete and accurate summary of each such suit, claim, action, proceeding, investigation and judgment set forth therein, together with a summary of its status as well as the damages or other relief sought or imposed thereby.

(b)           To the Knowledge of the Company, there is no investigation or review by any Governmental Entity or self-regulatory authority with respect to the Company or any of its Subsidiaries (excluding investigations and reviews of Intellectual Property applications by the Intellectual Property offices of a Governmental Entity) or any of their respective employees (insofar as any such investigation or review relates to their activities with the Company or any of its Subsidiaries) actually pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity or self-regulatory authority indicated to the

Company or any of its Subsidiaries in writing or, to the Knowledge of the Company, orally, an intention to conduct the same.

3.10         Employee Benefit Plans.

(a)           Documents.  Section 3.10(a) of the Company Disclosure Letter sets forth a list of the following: (i) all severance and employment agreements of the Company with directors or executive officers, (ii) all material severance programs and policies of each of the Company or its Subsidiaries, (iii) all plans or agreements of the Company or its Subsidiaries relating to any of its current or former employees, consultants or directors (each, an “Employee”) pursuant to which benefits would vest or an amount would become payable or the terms of which would otherwise be altered, in any case, by virtue of the transactions contemplated hereby, (iv) each Retirement Plan (as defined in Section 3.10(b)(ii)) of the Company (a “Company Retirement Plan”), (v) each employee stock purchase plan of the Company, including the 1999 Employee Stock Purchase Plan (the “Company Purchase Plans”), (vi) each stock option plan, stock award plan, stock appreciation right plan, phantom stock plan, stock option, other equity or equity-based compensation plan, equity or other equity based award to any Person (whether payable in cash, shares or otherwise) (to the extent not issued pursuant to any of the foregoing plans) or other plan or Contract of any nature with any Person (whether or not an Employee) pursuant to which any stock, option, warrant or other right to purchase or acquire capital stock of the Company or right to payment based on the value of Company capital stock has been granted or otherwise issued, but, in any case excluding the Company Purchase Plans (collectively, “Company Stock Option Plans”), and (vii) each material Benefit Plan that Company maintains, sponsors or is a party to and under which Company has a liability under that provides benefits to Employees, former Employees, independent contractors (or their dependents or beneficiaries).  The Company has delivered or made available to Parent for review all material documents relating to each of the items listed on Section 3.10(a) of the Company Disclosure Letter.

(b)           Benefit Plan Compliance.

(i)    With respect to each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock-related or performance award, retirement, vacation, severance, disability, death benefit, sick, hospitalization, medical, loan (other than travel allowances and relocation packages), fringe benefit, disability, sabbatical, leave of absence, layoff, vacation, day or dependent care, cafeteria (Code 125), accident, legal services, financial education/advice, welfare and other plan, arrangement or understanding providing benefits to any Employee, employment agreement (or beneficiaries or dependents of Employees), consulting agreement or severance agreement with any current or former officer or director of the Company or its Subsidiaries, or any material employment agreement, consulting agreement or severance agreement for any current Employee (collectively, “Benefit Plans”) of the Company or any of its Subsidiaries (“Company Benefit Plans”), no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries would be subject to any liability under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Internal Revenue Code of 1986, as amended (the “Code”) or any other applicable Legal Requirement, except as has not or would not reasonably be expected to have a Material Adverse Effect on the Company.

(ii)   Each Company Benefit Plan has been administered and operated in accordance with its terms, with the applicable provisions of ERISA, HIPAA, the Code and all other applicable Legal Requirements and the terms of all applicable collective bargaining agreements, except, in each case, as has not or would not reasonably be expected to have a Material Adverse Effect on the Company.  Any Company Retirement Plan (as defined below) intended to be qualified under Section 401(a) and its related trust under Section 501(a) of the Code has obtained an updated favorable determination letter (or opinion letter) in accordance with the IRS remedial amendment period ending February 28, 2002 as to its qualified status under the Code or is entitled to rely on an opinion letter issued to the sponsor of the prototype document upon which such Company Retirement Plan is based pursuant to applicable guidance, or has remaining a period of time to apply for such determination or opinion letter.  For purposes of this Agreement, “Retirement Plan” shall mean a material arrangement for the provision of Retirement Benefit Rights (as defined below) to Employees (and, if applicable, beneficiaries thereof).  For purposes of this Agreement, “Retirement Benefit Rights” shall mean, with respect to an entity, any pension, lump sum, gratuity, or a like benefit provided or generally intended to be provided on retirement or on death in respect of an Employee’s relationship as a service provider to an entity or its Subsidiaries, including any nonqualified deferred compensation plan or agreement.  Material post-retirement health benefits and any other self-insured health benefit arrangements are deemed to be “Retirement Benefit Rights.”  Material deferred compensation payments required to be made to an Employee in respect of the termination of employment are also deemed to be “Retirement Benefit Rights.”

(iii)  To the Knowledge of the Company, no material oral or written representation or commitment with respect to any material aspect of any Company Benefit Plan has been made to an Employee (or his or her beneficiary or dependent) of the Company or any of its Subsidiaries by an authorized Employee of the Company that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Employee representative body or any material number or category of its Employees which would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv)  There are no material unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any material claim.

(v)   All contributions, premiums and other payments required by law, plan provisions, or otherwise, under any Benefit Plan, has been properly remitted by the applicable due date, except as would not have a Material Adverse Effect on the Company.

(c)           Multiple Employer and Multiemployer Plans.  At no time has the Company or any other person or entity under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (a “Controlled Group Affiliate”) with the Company participated in and/or been obligated to contribute to any Company Benefit Plan in which any persons which are not or were not at the relevant time, Controlled Group Affiliates of the Company and/or their Employees, have participated.  No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(d)           Continuation Coverage.  No Company Benefit Plan provides health benefits (whether or not insured), with respect to Employees after retirement or other termination of service (other than coverage mandated by applicable Legal Requirements or benefits, the full cost of which is borne by the Employee) other than individual arrangements the amounts of which are not material.

(e)           Effect of Transaction.  The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.  There is no contract, agreement, plan or arrangement with an Employee to which the Company or any of its Subsidiaries is a party as of the date of this Agreement, that, individually or collectively and as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(f)            Labor.  No collective bargaining agreement is being negotiated or renegotiated in any material respect by the Company or any of its Subsidiaries.  As of the date of this Agreement, there is no material labor dispute, strike or work stoppage against Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened which may materially interfere with the business activities of the Company.  As of the date of this Agreement, to the Knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective representatives or Employees has committed any material unfair labor practice in connection with the operation of the business of the Company, and there is no material charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing.

(g)           Pension Plans.  The Company or a Subsidiary does not and has not ever maintained a plan subject to the provisions of Code Section 412 or subject to the supervision of the Pension Benefit Guarantee Corporation.

3.11         Environmental Matters.

(a)           Hazardous Material.  Except as would not result in a Material Adverse Effect on the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a “Hazardous Material”) are present, as a result of the actions of the Company or any of its Subsidiaries or any affiliate of the Company, or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.

(b)           Hazardous Materials Activities.  Except as would not result in a Material Adverse Effect on the Company: (i) neither the Company nor any of its Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date and (ii) neither the Company nor any of its Subsidiaries has disposed of, transported, sold, used, released, exposed its Employees or others to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

3.12         Contracts.

(a)           Material Contracts.  Section 3.12(a) of the Company Disclosure Letter sets forth a list of all Company Material Contracts, other than those Company Material Contracts which have been filed with the Company SEC Reports.  For purposes of this Agreement, “Company Material Contract” shall mean any of the following Contracts to which the Company or any of its Subsidiaries is bound as of the date hereof:

(i)    any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Company and its Subsidiaries;

(ii)   any Contract containing any covenant limiting the right of the Company or its Subsidiaries to engage in any line of business, make use of any material Intellectual Property or compete with any Person in any line of business, or that purports to bind any successor to or affiliate of the Company (after consummation of the Offer or the Merger), to any such restrictions;

(iii)  any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets (other than a Contract terminable on notice of 30 days or less without penalty) that provides for future payment obligations during the next 12 months by the Company or its Subsidiaries of $250,000 or more;

(iv)  any Contract or series of related Contracts that will result in net revenues to the Company and its Subsidiaries of $250,000 or more during the Company’s fiscal year 2005;

(v)   any lease of personal property providing for future payment obligations of $100,000 or more during the next 12 months;

(vi)  any mortgage, pledge, security agreement, deed of trust or other instrument granting a material Lien upon any property owned or leased by the Company or a Subsidiary;

(vii) Contract under which the Company or a Company Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness for borrowed money to, any Person (other than the Company or a Company Subsidiary) or any other note, bond, debenture or other evidence of indebtedness for borrowed money issued to any Person (other than the Company or a Company Subsidiary) in any such case which, individually, is in excess of $100,000;

(viii) any Contract under which the Company or a Company Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or a direct or indirect wholly-owned Subsidiary), in any such case which, individually, is in excess of $100,000;

(ix)   agreement or instrument providing for indemnification by the Company or any of its Subsidiaries of any Person with respect to material liabilities relating to any current or former business of the

Company, a Subsidiary or any predecessor Person other than indemnification obligations of the Company or any Subsidiary pursuant to the provisions of a Contracts with customers entered into in the ordinary course of business and any provisions of lease agreements for real or personal property;

(x)    any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or other assets;

(xi)   any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture in which the Company or any of its Subsidiaries is a party or has a voting or economic interest; and

(xii)  any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would be reasonably expected to have a Material Adverse Effect on any material division or business unit or other material operating group of product or service offerings of the Company or otherwise have a Material Adverse Effect on the Company.

(b)           No Breach.  All Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole.  Since March 31, 2004, no counterparty to any Company Material Contract disclosed, or required to be disclosed, on the Company Disclosure Schedule in response to Sections 3.12(a)(iv), (a)(v) and (a)(xii) above, has given notice in writing of any intention to cancel or otherwise terminate prior to the end of the applicable contract term, such Company Material Contract.

3.13         Takeover Statutes.  The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL, and any other similar

Legal Requirement, will not apply to Parent or Purchaser during the pendency of this Agreement, including the execution, delivery or performance of this Agreement and the transactions contemplated hereby (including the Offer and the consummation of the Merger).

3.14         Rights Plan.  The Company has taken all actions necessary to render the Company Rights Agreement inapplicable to the execution and delivery of the Agreement and the transactions contemplated hereby (including the Offer and the consummation of the Merger).

3.15         Brokers’ and Finders’ Fees.

(a)           No broker, investment banker, financial advisor or other Person, other than Credit Suisse First Boston LLC (“CSFB”) pursuant to an engagement letter dated March 4, 2005, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or any transaction contemplated hereby.

(b)           True and correct copies of all agreements between the Company and CSFB concerning the transactions contemplated hereby, including without limitation, any fee arrangements, have been previously provided or made available to Parent.

3.16         Off-Balance Sheet Transactions and Public Accountant.  There have been no “off-balance sheet arrangements”, as such term is defined in Item 303(c) of Regulation S-K of the SEC, effected by the Company or its Subsidiaries since March 31, 2002.  To the Knowledge of the Company, PricewaterhouseCoopers LLP is, and has been throughout the periods covered by the financial statements contained in the Company SEC Reports, “independent” with respect to the Company within the meaning of Regulation S-X.

3.17         No Undisclosed Liabilities.  Except as disclosed in the Company Financials or the Company SEC Reports, since the date of the Company Balance Sheet and through the date hereof, neither the Company nor any of its Subsidiaries has any liabilities required under GAAP to be set forth on a consolidated balance sheet which, has or would be reasonably expected to have a Material Adverse Effect on the Company, except for (a) liabilities set forth or reflected in the Company Balance Sheet or identified in the related notes thereto;

(b) liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business; and (c) liabilities incurred in connection with the tender offer (as may be amended from time to time) for the Company’s Common Stock commenced by infoUSA, Inc. and DII Acquisition Corp. on February 24, 2005, or pursuant to this Agreement or the transactions contemplated hereby, including the Offer and the Merger.

3.18         Potential Conflict of Interest.  Except as set forth in the Company SEC Reports, since March 31, 2004 and through the date hereof, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and their respective affiliates, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (except for amounts due as normal salaries and bonuses and in reimbursements of ordinary expenses).  Except as disclosed in the Company SEC Reports filed prior to the date hereof, neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding “extension of credit” to directors or officers within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

3.19         Properties.  The Company and each of its Subsidiaries have good title, free and clear of all Liens, to all material tangible properties and assets reflected in the Company Financials contained in the Company’s quarterly report on Form 10-Q for the fiscal period ended December 31, 2004, as being owned by Company and its Subsidiaries as of the date thereof, and all material tangible properties and assets purchased by the Company and/or its Subsidiaries since December 31, 2004 which are material, individually or in the aggregate, to the Company’s business as currently conducted, other than (i) any properties or assets that have been sold or otherwise disposed of in the ordinary course of business since the date of such Company Financials, (ii) Liens disclosed in the notes to such Company Financials and (iii) Liens arising in the ordinary course of business after the date of such Company Financials.  None of the Company or any of its Subsidiaries owns or operates, or has ever owned or operated, any real property.

3.20         Insurance.  Company and each of its Subsidiaries is presently insured, and during each of the past three calendar years has been insured, against such risks, as to the Company’s Knowledge, that companies engaged in a similar business would, in accordance with good business practice, customarily be insured.  The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Company and its Subsidiaries provide, to the

Company’s Knowledge, adequate coverage against loss.  All such policies are in full force and effect and all premiums due thereon have been paid to the date hereof.  Company and its Subsidiaries have complied in all material respects with the terms of such policies. As of the consummation of the Offer, the Company and its Subsidiaries shall continue to have coverage under such policies and bonds with respect to events occurring prior to the consummation of the Offer.  As of the date hereof, there is no claim pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any such policies.

3.21         Opinion of Financial Advisor.  The Company Board has received the opinion of CSFB dated March 24, 2005, to the effect that, as of the date thereof, the Offer Price is fair from a financial point of view to the Company Securityholders (other than affiliates of the Company).  The Company will deliver, promptly after its receipt, a true and complete copy of such opinion to the Parent.  The Company has been authorized by CSFB to permit the inclusion of such opinion in its entirety in the Offer Documents, the Schedule 14D-9 and the Proxy Statement.

3.22         Required Vote.  The only vote of holders of any class or series of Company capital stock necessary to approve and adopt this Agreement is, if required by applicable Law, the adoption of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock. The affirmative vote of any holders of any other class of Company capital stock is not necessary to approve this Agreement or to consummate any of the transactions contemplated hereby.

3.23         Employment Agreements.  At least two of the following three individuals are Employees of the Company and have not anticipatorily repudiated the Employment Agreements: William C. Park, Gerardo Capiel and Kevin Johnson; provided, however, that with respect to any such individual, in the event such individual’s employment with the Company is terminated for death or disability, such individual shall nonetheless be deemed to be an Employee of the Company and have not anticipatorily repudiated the Employment Agreements.  The failure of such representation to be true as of immediately prior to the expiration date of the Offer shall be deemed to be a Material Adverse Effect on the Company.

3.24         Other Agreements.  Neither the Company nor any of its Subsidiaries has entered into any Contract with any officer or director of the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

AND PURCHASER

Parent and Purchaser represent and warrant to the Company, except as disclosed in the Parent SEC Reports (as defined in Section 4.3) filed on or prior to the date hereof and except as disclosed in the disclosure letter supplied by Parent and Purchaser to the Company dated as of the date hereof (the “Parent Disclosure Letter”), as follows:

4.1           Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)           Organization; Standing and Power.  Each of Parent and the Purchaser and each of their respective Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify or to be good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or Purchaser, as the case may be.

(b)           Charter Documents.  Each of Parent and Purchaser has delivered or made available to the Company: (i) a true and correct copy of its Certificate of Incorporation and Bylaws (or like organizational documents), each as amended to date (collectively, the “Parent Charter Documents”) and (ii) the Subsidiary Charter Documents of each of its Subsidiaries, and each such instrument is in full force and effect.  Neither Parent nor Purchaser is in violation of any of the provisions of the Parent Charter Documents and each of its Subsidiaries are not in violation of their respective Subsidiary Charter Documents, except as would not reasonably be expected to have a Material Adverse Effect on Parent or Purchaser, as the case may be.

4.2           Authority; Non-Contravention; Necessary Consents.

(a)           Authority.  Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (including the Offer and the Merger).  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Offer and the consummation of the Merger) has been duly authorized by all necessary corporate action on the part of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the execution and delivery of this Agreement or transactions contemplated hereby (including the Offer and the Merger), subject only to the filing of the Certificate of Merger pursuant to Delaware Law.  This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent and Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or similar laws relating to creditors’ rights and general principles of equity.

(b)           Non–Contravention.  The execution and delivery of this Agreement by Parent and Purchaser does not, and performance of this Agreement by Parent and Purchaser will not: (i) conflict with or violate the Parent Charter Documents or any other Subsidiary Charter Documents of any Subsidiary of Parent or (ii)  subject to compliance with the requirements set forth in Section 4.2(c), conflict with or violate any Legal Requirement applicable to Parent, Purchaser or any of Parent’s other Subsidiaries or by which Parent, Purchaser or any of Parent’s other Subsidiaries or any of their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Parent Material Contract except, with respect to clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which (a) would not substantially impair the Parent or Purchaser from performing its obligations hereunder and (b) would not have a Material Adverse Effect on Parent.  As used in this Agreement, “Parent Material Contract” shall mean any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would be reasonably expected to have a material adverse effect on any material division or business unit or other material operating group of product or service offerings of Parent or otherwise have a Material Adverse Effect on Parent.

(c)           Necessary Consents.   No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (including the Offer and the consummation of the Merger), except for (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company and/or Parent are qualified to do business, and (B)  such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and antitrust and trade competition laws (including the HSR Act).

4.3           SEC Filings; Financial Statements.

(a)           Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since March 31, 2002.  Parent has made available to the Company all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC.  All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that Parent may file subsequent to the date hereof), as amended, are referred to herein as the “Parent SEC Reports.”  As of their respective dates (or if subsequently amended or supplemented, on the date of such amendment or supplement), the Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           The Schedule TO and the Offer Documents, and if applicable, the Proxy Statement (and in each case any amendment thereof or supplement thereto), will comply as to form in all material respects with applicable federal securities laws.  The Schedule TO and the Offer Documents, and if applicable, the Proxy Statement, when filed with the SEC and on the date first published, sent or given to the Company Securityholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Purchaser with respect to information supplied by the Company in writing for inclusion or incorporation by reference in the Schedule TO or the Offer Documents, or if applicable, the Proxy Statements.  The information provided by Parent and Purchaser in writing to the Company for inclusion or incorporation by reference in the Schedule 14D-9 or, if applicable, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.4           Funds.  Parent has as of the date of this Agreement, and will have upon the expiration date of the Offer (as the same may be extended from time to time pursuant to this Agreement) and at the Effective Time, and will make available to Purchaser at the expiration date of the Offer and at the Effective Time, through cash on hand and/or its committed credit facility (a true and complete copy of which has been made available to the Company), the funds necessary to consummate the Offer and the Merger.

4.5           No Company Shares.  As of the date hereof, neither Parent nor Purchaser beneficially owns any shares of Company capital stock.

4.6           Brokers’ and Finders’ Fees.  No broker, investment banker, financial advisor or other Person, other than Stephens Inc. pursuant to an engagement letter dated March 25, 2005, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or any transaction contemplated hereby.

ARTICLE V

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1           Conduct of Business by the Company.

(a)           Ordinary Course.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Appointment Time, the Company, and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement, as set forth in the Company Disclosure Letter, or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, carry on its business, in all material respects, in the ordinary course and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present executive officers, and (iii) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings; provided, however, that no failure by the Company to take any action otherwise required by this Section 5.1 shall be deemed to constitute a breach of, or inaccuracy in, any of the representations and warranties of the Company set forth in this Agreement if and to the extent that Parent shall consent to such failure in writing pursuant to this Section 5.1.

(b)           Required Consent.  In addition, without limiting the generality of Section 5.1(a), except as permitted by the terms of this Agreement (including Section 6.1), and except as provided in the Company Disclosure Letter, without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Appointment Time, the Company shall not do any of the following, and shall not permit its Subsidiaries to do any of the following:

(i)    Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a Subsidiary of it that remains a Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(ii)   Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except (A) repurchases of unvested shares at cost in connection with the termination of the services relationship with any service provider pursuant to stock option or purchase agreements in effect on the date hereof or purchase agreements entered into the ordinary course of business consistent with past practice after the date hereof, and (B) repurchases of vested shares in connection with the withholding of shares upon vesting of restricted stock;

(iii)  Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than: (A) issuances of Company Common Stock upon the exercise of Company Options existing on the date hereof in accordance with their terms (including cashless exercises) or granted pursuant to clause (D) hereof, (B) issuance of shares of Company Common Stock to participants in the Company Purchase Plans pursuant to the terms thereof, and (C) issuances of Company Common Stock upon the exercise of other options, warrants or other rights of Company outstanding on the date hereof in accordance with their terms (including cashless exercises);

(iv)  Cause, permit or authorize any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of its Subsidiaries;

(v)   Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or all or a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof;

(vi)  Enter into any joint ventures, strategic partnerships or alliances that are material to any of its divisions or business;

(vii) Except as previously disclosed in the Company SEC Reports filed prior to the date hereof, (A) sell, lease, license, mortgage or otherwise encumber or dispose of any properties or assets involving, individually or the aggregate, an amount greater than $100,000, or (B) purchase any assets in excess of $100,000;

(viii) Make any loans, advances or capital contributions to, or investments in, any other Person, other than: (A) loans or investments by it or a Subsidiary of it to or in it or any wholly-owned Subsidiary of it, (B) employee loans or advances made in the ordinary course of business or (C) in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to it and its Subsidiaries taken as a whole;

(ix)   Except as required by GAAP or the SEC, make any material change in its methods or principles of accounting since the date of the Company Balance Sheet;

(x)    Make or change any material Tax election;

(xi)   Settle any claim (including any Tax claim), action or proceeding for money damages, except any such claims, actions or proceedings for money damages in an amount less than $100,000 in any one case, except as set forth in Section 6.15;

(xii)  Except as required by Legal Requirements or Contracts currently binding on the Company or its Subsidiaries, or pursuant to which their respective properties are bound: (1) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance, retention or termination pay to any executive officer or director of the Company or materially increase the foregoing with respect to Employees of the Company and its Subsidiaries generally, (2) make any increase in or commitment to increase any Company Benefit Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (3) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or restricted stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options (other than the acceleration of the offering period pursuant to

Section 2.6(e)(ii)), (4) enter into any employment, consulting, retirement, deferred compensation, severance, retention, termination or indemnification agreement with any Employee, (5) make any material oral or written representation or commitment with respect to any material aspect of any Company Benefit Plan that is not materially in accordance with the existing written terms and provision of such Company Benefit Plan, (6) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Employee), or (7) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby; provided, however, that nothing herein shall be construed as prohibiting Company from (a) increasing compensation or fringe benefits and payment of bonuses to Employees of the Company, who are not executive officers and directors, in the ordinary course of business in connection with periodic compensation reviews or ordinary course promotions, and (b) granting severance or termination pay pursuant to a severance or termination policy or agreement in effect as of the date hereof and either disclosed in the Company SEC Reports or a copy of which has been provided or made available to Parent prior to the date hereof;

(xiii) Subject Parent or the Surviving Corporation or any of their respective affiliates or Subsidiaries to any non-compete on any of their respective businesses following the Closing, other than in connection with ordinary course distribution agreements;

(xiv) Grant any exclusive rights with respect to any material Intellectual Property of the Company or any Subsidiary;

(xv) Modify or amend in a manner adverse in any material respect to such party, or terminate any Company Material Contract other than in the ordinary course of business consistent with past practice or waive, release or assign any material rights or claims thereunder, in a manner adverse in any material respect to Company, other than any modification, amendment or termination of any such Company Material Contract in the ordinary course of business; or

(xvi) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of it, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any Subsidiary of it), off-balance sheet transaction, synthetic leases, hedging or derivative instruments or enter into any arrangement having the economic effect of any of the foregoing (collectively, “Indebtedness”) other than additional Indebtedness under existing debt facilities or like replacement debt facilities in excess of Indebtedness of the Company outstanding as of the date hereof;

(xvii) Neither the Company nor any of its Subsidiaries will permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated (except by expiration pursuant to its terms) without notice to Parent; provided, however, that the Company will continue to maintain adequate insurance as described in the first sentence of Section 3.20; and

(xviii) Agree in writing or otherwise to take any of the actions described in (i) through (xvii) above.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1           Acquisition Proposals.

(a)           No Solicitation.  The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney, consultant, accountant or agent retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to), directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 6.1(f)), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries with respect to any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any

Acquisition Proposal (except to the extent specifically permitted pursuant to the provisions of Section 6.1(d)), (v) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any Subsidiaries, or (vi) enter into any definitive agreement (or any letter of intent) with respect to any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement.  The Company and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.  The Company and its Subsidiaries shall use commercially reasonable efforts to cause any such Person (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.

(b)           Notification of Acquisition Proposals.

(i)    As promptly as practicable (but in no event later than 48 hours) after receipt by the Company or any of its advisors of any Acquisition Proposal, any indication that any Person is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal (including, without limitation, the identity of such Person) together with a copy of the applicable Acquisition Proposal, if written.

(ii)   The Company shall inform Parent as promptly as practicable (and in any event within one business day) of any written changes in the material terms or conditions to any Acquisition Proposal received (including any change in the price, structure or form of the consideration) and, upon Parent’s request, the Company shall update Parent on the general status of any ongoing discussions or negotiations regarding or relating to any Acquisition Proposal received.

(iii)  Notwithstanding anything to the contrary contained in Sections 6.1(b)(i) and (b)(ii), if the Company receives an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries, or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person that may be considering making or has made an Acquisition Proposal pursuant to the terms of a non-disclosure agreement between such party and the Company in effect prior to the date hereof, the Company shall not be obligated to disclose the identity of such Person and shall be entitled to redact any references to such Person in any written materials provided to Parent.

(c)           Superior Offers.

(i)    Notwithstanding anything to the contrary contained in this Section 6.1, if at any time prior to the acceptance for payment of Company Shares in the Offer, the Company receives an unsolicited, bona fide written Acquisition Proposal from a third party (under circumstances in which the Company has complied in all material respects with its obligations under this Section 6.1(a) with respect to such Acquisition Proposal) that its Board of Directors has in good faith concluded (at a meeting of such Board at which it consults prior to such determination with its outside legal counsel and its financial advisor) is, or is reasonably likely to result in, a Superior Offer (as defined in Section 6.1(f)), it (and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney, consultant, accountant or other agents retained by it or any of its Subsidiaries)) may then take any of the following actions:

(1)           Furnish nonpublic information to the third party making such Acquisition Proposal, provided that prior to furnishing any such nonpublic information to such party, the Company (A) (1) gives Parent written notice of its intention to furnish nonpublic information and (2) receives from the third party an executed confidentiality agreement (a copy of which shall be provided to Parent), the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 6.5(a)) and (B) contemporaneously with furnishing any such nonpublic information to such third party, furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); or

(2)           Grant a waiver or release with respect to the third party making the Acquisition Proposal and its affiliates under a standstill or similar agreement to allow the third party making such Acquisition Proposal to engage in negotiations with the Company with respect to such proposal (but not allow such third party to acquire any class of equity securities of the Company or any of its Subsidiaries); or

(3)           Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, it gives Parent written notice of the its intention to enter into negotiations with such third party.

(ii)   In each case referred to in the foregoing clauses (1) through (3) the Company may only take such action if, prior to taking such action, the Company Board determines in good faith (at a meeting of such Board), after consultation with outside legal counsel to the Company, that its failure to take such action would be inconsistent with fulfilling its fiduciary duties under applicable law and complies with the material provisions of this Section 6.1 with respect to such Acquisition Proposal.

(d)           Changes of Recommendations.   The Company Board (or any committee thereof) shall not withhold, withdraw, amend or modify, or propose publicly or announce publicly its intention to withhold, withdraw, amend or modify, in a manner adverse to Parent or Purchaser, the Company Board’s Recommendations (including, without limitation, recommending that its stockholders accept an Acquisition Proposal made by a third party) (any of the foregoing actions, whether by the Board of Directors or a committee thereof, a “Change of Recommendation”), except as expressly permitted by this Section 6.1(d).

(i)    Prior to acceptance for payment of Company Shares in the Offer, the Company Board (or a committee thereof) may make a Change of Recommendation if, and only if, all of the following conditions precedent are satisfied:

(1)           A Superior Offer is pending at the time the Company Board determines to make a Change of Recommendation;

(2)           The Company Board has concluded in good faith (at a meeting of such Board), after consultation with outside legal counsel to the Company, that its failure to make a Change of Recommendation would be inconsistent with fulfilling its fiduciary duties under applicable law and complies in all material respects with the provisions of this Section 6.1 with respect to such Acquisition Proposal;

(3)           the Company has delivered to Parent a written notice (a “Notice of Superior Offer”) that (x) advises Parent that the Company Board has received a Superior Offer, (y) summarizes the material terms and conditions of such Superior Offer and attaches a complete copy of the Superior Offer (subject to Section 6.1(b)(iii)), and (z) identifies the Person making such Superior Offer (for the purpose of clarification, if there occurs any amendment, waiver or modification to any material term of a Superior Offer after a Notice of Superior Offer is provided to Parent, the condition in this clause (3) shall not be satisfied unless a separate Notice of Superior Offer is provided to Parent that reflects any such amendment, waiver or modification);

(4)           either (x) on or before the expiration of the three business day period following the delivery to Parent of any Notice of Superior Offer, the Parent does not make a written offer (a “Matching Bid”) in response to such Superior Offer, or (y) following receipt of a Matching Bid within the three business day period following the delivery to Parent’s receipt of any Notice of Superior Offer, the Company Board determines in good faith (at a meeting of the Company Board at which it consults prior to such determination with its outside legal counsel and its financial advisor) that after taking into account the Matching Bid, that the Superior Offer to which the Notice of Superior Offer applies continues to be a Superior Offer.

(e)           Compliance with Tender Offer Rules.  Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a committee thereof) from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

(f)            Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)    “Acquisition Proposal,” with respect to a the Company, shall mean any offer or proposal relating to any transaction or series of related transactions involving: (A) any purchase from such party or acquisition, direct or indirect, by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of the Company (including its Subsidiaries taken as a whole), or (C) any liquidation or dissolution of such party; and

(g)           “Superior Offer,” with respect to the Company, shall mean any Acquisition Proposal (provided, that for the purposes of this definition, (1) the applicable percentages in clause (A) of the definition of Acquisition Proposal shall be more than 50% as opposed to 15% or 85%; provided, further that such transaction, if consummated, would also result in the applicable Person having the power to elect a majority of the Company Board of Directors immediately following consummation of such transaction and (2) any sale, lease, exchange, transfer, license or other disposition referred to in clause (B) of the definition of Acquisition Proposal shall be for all or substantially all of the assets (including the capital stock or assets of the Company’s Subsidiaries) of the Company), on terms that the Company Board has in good faith concluded, taking into account all the terms and conditions of the Acquisition Proposal, at a meeting of the Company Board at which prior to such conclusion it consults with its outside legal counsel and its financial adviser, to be more favorable, from a financial point of view, to all the Company’s stockholders (in their capacities as stockholders) than the terms of the Offer and Merger and is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the third party making the proposal available to the Company Board.

6.2           Proxy Statement.  If approval of the Company’s stockholders is required by Delaware Law following the Appointment Time in order to consummate the Merger other than pursuant to Section 253 of the Delaware Law, as soon as practicable following the Appointment Time, Parent, Purchaser and Company will prepare with the SEC a proxy statement for use in connection with the solicitation of proxies from the Company’s stockholders in connection with the Merger and the Stockholders’ Meeting (as defined In Section 6.3(a)) (the “Proxy Statement”).  Parent and Purchaser, respectively, shall each promptly furnish the Company, in writing, all information concerning Parent and Purchaser that may be required by applicable securities laws or reasonably requested by the Company for inclusion in the Proxy Statement. As soon as practicable following the Appointment Time, the Company shall file a preliminary Proxy Statement with the SEC.  The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revisions to the Proxy Statement, or comments thereon and responses thereto, or requests by the SEC or its staff for additional information in connection therewith and shall provide Parent and its counsel all written comments or requests for information that the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after receipt thereof.  The Company shall respond to any such comments or requests from the SEC regarding the Proxy Statement.  No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to the Proxy Statement shall be made by the Company without providing Parent a reasonable opportunity to participate in the formulation thereof and to review and comment thereon.  As promptly as practicable after the all comments and requests by the SEC have been resolved, in the reasonable judgment of the Company (or, in the event that the SEC has informed the Company that will not review the preliminary Proxy Statement, then as promptly as practicable following the tenth (10th) day following the filing of the preliminary Proxy Statement), the Company shall file a definitive Proxy Statement with the SEC and disseminate the definitive Proxy Statement to its stockholders.  If at any time prior to the Stockholders’ Meeting, any information relating to the Parent, Purchaser, or any of their respective directors, officers or affiliates, should be discovered by Parent, Purchaser or the Company (including any correction to any of the information provided by them for use in the Proxy Statement) which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party or parties hereto, as the case may be, and an appropriate amendment or supplement to the Proxy Statement describing such information shall be promptly prepared and filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable law.

6.3           Meeting of Stockholders.

(a)           Meeting of Stockholders.  If approval of the Company stockholders is required by Delaware Law in order to consummate the Merger other than pursuant to Section 253 of the Delaware Law, as soon as reasonably practicable after the mailing of the Proxy Statement to the Company stockholders, the Company will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to call, hold and convene a meeting of its stockholders to consider adoption of this Agreement (the “Stockholders’ Meeting”).  Following the Appointment Time, the Company will use commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals.  Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone its Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its respective stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting.  The Company shall ensure that its Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by its in connection with the Stockholders’ Meeting are solicited in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable Legal Requirements.

(b)           Voting Agreement.  Each of Parent and Purchaser shall vote all Company Shares acquired in the Offer (or otherwise beneficially owned by it or any of its respective Subsidiaries as of the applicable record date) in favor of the adoption of this Agreement in accordance with Delaware Law at the Stockholders’ Meeting or otherwise.  Parent shall vote all of the shares of capital stock of Purchaser beneficially owned by it, or sign a written consent in lieu of a meeting of the stockholders of Purchaser, in favor of the adoption of this Agreement in accordance with Delaware Law

(c)           Short-Form Merger.  Notwithstanding the provisions of this Section 6.3 or Section 6.4 hereof, in the event that Parent, Purchaser or any other

Subsidiary of Parent, shall acquire at least ninety percent (90%) of the issued and outstanding Company Shares pursuant to the Offer or otherwise, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

6.4           Board Recommendation.  Except to the extent expressly permitted by Section 6.1(d): (i) the Company Board shall recommend that the stockholders of the Company vote in favor of adoption of this Agreement and the Merger at the Stockholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Company Board has recommended that the Company’s stockholders vote in favor of adoption of this Agreement and the Merger at the Stockholders’ Meeting, and (iii) neither the Company Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of Company Board that the stockholders of the Company vote in favor of adoption of this Agreement and the Merger.

6.5           Confidentiality; Access to Information.

(a)           Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement dated March 9, 2005 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent, Purchaser and the Company will hold, and will cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Proprietary Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b)           Access to Information.

(i)    The Company will (1) afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours and upon reasonable notice to the Company’s properties, books, records, analysis, projections, plans and personnel during the period prior to the Effective Time to obtain all information concerning its business as Parent may reasonably request, and (2) furnish Parent on a timely basis with such financial and operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries (to the extent such information exists) as Parent may from time to time reasonably request and use commercially reasonable efforts to make available at reasonable times during normal business hours to the officers, employees, accountants, counsel, financing sources and other representatives of the Parent the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of the Company’s business, properties, prospects and personnel as Parent may reasonably request; provided, however, the Company may restrict such access to the extent that (A) any law, treaty, rule or regulation of any Governmental Entity applicable to the Company or its Subsidiaries requires the Company or its Subsidiaries to restrict or prohibit access to any such properties, personnel or information (B) such access would interfere with the conduct of the business of the Company or its Subsidiaries, or (C) such access would otherwise be in breach of any confidentiality obligation or provision in any agreement or contract or other obligation by which the Company or any of its Subsidiaries is bound (a summary of the material terms of which the Company shall provide Parent upon any request for information by Parent that is subject to such confidentiality agreement).

(ii)   No investigation heretofore conducted, or conducted pursuant to this Section 6.5 shall affect any representation or warranty made by the parties hereunder.

6.6           Public Disclosure.  Without limiting any other provision of this Agreement, neither Parent, the Company nor any of their respective affiliates shall issue or cause the publication of any press release or public statement with respect to this Agreement and the transactions contemplated hereby (including the Offer and the consummation of the Merger) without the prior written consent of the other party, except (i) as provided in Section 6.1 and (ii) as may otherwise be required by law or any listing agreement with Nasdaq or any other applicable national or regional securities exchange (in which case the party required to make such disclosure shall use reasonable efforts to consult with the other parties hereto and will use reasonable efforts to agree on the language of any such press release or public statement).

6.7           Regulatory Filings; Reasonable Efforts.

(a)           Regulatory Filings.  Each of Parent, Purchaser and the Company shall coordinate and cooperate with one another and shall each use commercially reasonable efforts to (i) comply with, take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Offer and the consummation of the Merger), (iii) make or cause to be made the applications or filings required to be made by Parent or the Company or any of their respective Subsidiaries under or with respect to the HSR Act, the Securities Act, the Exchange Act, or any applicable state or securities or “blue sky” laws or the securities laws of any foreign country, and any other applicable laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Offer and the consummation of the Merger), and pay any fees due of it in connection with such applications or filings, as promptly as is reasonably practicable, (iv) comply at the earliest practicable date with any request under or with respect to the HSR Act and any such other applicable laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in connection with such applications or filings or the transactions contemplated by this Agreement (including the Offer and the consummation of the Merger), and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (A) any filing under or with respect to the HSR Act or any such other applicable laws and (B) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.7(a) to comply in all material respects with all applicable Legal Requirements.

(i)    Without limiting the generality of the foregoing, each of the Company and Parent will file the Notification and Report Forms with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) as required by the HSR Act on or before the date that is five business days following the public announcement of this Agreement and will promptly file with the appropriate Governmental Entities any other filings reasonably determined by the parties to be necessary under any other antitrust and trade competition laws; and

(ii)   Notwithstanding anything set forth in Section 6.7(a)(i) and any other provision hereof, in connection with the receipt of any necessary governmental approvals or clearances (including under the HSR Act), neither Parent nor any of its Subsidiaries shall be required to take any Action of Divestiture (as defined below) which would be reasonably likely to materially and adversely impact affect Parent (together with its Subsidiaries) (a “Restricted Divestiture”).  For purposes of this Agreement, an “Action of Divestiture” shall mean any action under which Parent (together with its Subsidiaries) shall be required to sell, hold separate or otherwise dispose of or conduct its business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct its business in specified manner, or permit the sale, holding separate or other disposition of, any of its assets or the conduct of its business in a specified manner.

(b)           Exchange of Information.  Parent, Purchaser and Company each shall promptly supply the other with any information that may be required in order to effectuate any filings or application pursuant to Section 6.7(a).  Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of Company and Parent shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals submitted to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including the Offer and the consummation of the Merger) (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby (including the Offer and the consummation of the Merger), provided that with respect to any such filing, presentation or submission, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information.

(c)           Notification.  Each of Parent, Purchaser and the Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements.  If a party hereto intends to independently participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of such meeting.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.7(a), Parent, Purchaser or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d)           Reasonable Efforts.  Subject to the express provisions of Section 6.1 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Offer and the Merger), including using commercially reasonable efforts to accomplish the following: (i) the taking of commercially reasonable acts necessary to cause the conditions precedent set forth in Annex A and Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including the Offer and the Merger), including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement (including the Offer and the Merger).

6.8           Notification of Certain Matters.

(a)           By the Company.  The Company shall give prompt notice to Parent and Purchaser of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Annex A or Article VII would not be satisfied.

(b)           By Parent.  Parent and Purchaser shall give prompt notice to the Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Annex A or Article VII would not be satisfied.

(c)           The delivery of any notice pursuant to this Section 6.8 shall not affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties or the conditions to the obligations of the parties hereto.

6.9           Third-Party Consents.  As soon as practicable following the date hereof, Parent and the Company will each use commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.

6.10         Employees and Employee Benefits.

(a)           Parent Plans.  On and after the Effective Time (or, at the discretion of Parent, the expiration of applicable existing Company or Company Subsidiary policies or Contracts if later), Parent and/or any Subsidiary of Parent shall provide to Employees and employees of the Surviving Corporation who shall have been Employees of the Company immediately prior to the Effective Time (“Continuing Employees”) participation in benefit plans offered to similarly situated employees of Parent and/or its Subsidiary (the “Parent Plans”) provided such Continuing Employees satisfy the eligibility requirements of the Parent Plans taking into consideration years of service described in Section 6.10(b).

(b)           Service Credit.  Following the Effective Time, Parent shall take all necessary actions to provide that Continuing Employees will receive full credit for years of service with Company and any of its Subsidiaries under the Parent Plans.  Parent and/or any Subsidiary of Parent shall give credit under those of its Parent Plans that are welfare benefit plans for all co-payments made, amounts credited toward deductibles and out-of-pocket maximums, and time accrued against applicable waiting periods, by Continuing Employees (including their eligible dependents), in respect of the calendar year in which the Effective Time occurs.  Parent and/or any Subsidiary of Parent shall waive all requirements for evidence of insurability and pre-existing conditions otherwise applicable to the Continuing Employees, to the extent that such evidence or conditions would have been waived had the Continuing Employees been Parent/Subsidiary Employees during their period of services with the Company, under the Parent Plans in which such Continuing Employees become eligible to participate on or following the Effective Time.

6.11         Indemnification.

(a)           From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its present and former directors and officers and any other Employee (the “Indemnified Parties”) and any indemnification provisions set forth in the Company Charter Documents as in effect on the date hereof, in each case to the full extent permitted by applicable law.  The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

(b)           For a period of six (6) years after the Effective Time, Parent will cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof in an amount and on terms no less favorable than those applicable to the current directors and officers of the Company.

(c)           If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(d)           This Section 6.11 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their successors and assigns.

6.12         Prohibition on Acquiring Shares.  Except as contemplated by this Agreement pursuant to the Offer and the Merger, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII hereof and the Appointment Time, Parent shall not acquire, and shall use commercially reasonable efforts to ensure that none of its affiliates and associates (as such terms are defined in Section 203 of the DGCL) acquire, (i) beneficial ownership of, (ii) the right to acquire pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise, or (iii) the right to vote pursuant to any agreement, arrangement or understanding, any Company Shares.

6.13         Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I and Article II of this Agreement by each individual who is subject to the reporting requirements of

Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.14         Purchaser Compliance.  Parent shall cause Purchaser to comply with all of Purchaser’s obligations under or relating to this Agreement.  Purchaser shall not engage in any business which is not in connection with the Offer or the Merger with and into the Company pursuant to this Agreement.

6.15         Stockholder Litigation.  The Company shall give Parent the opportunity to participate at Parent’s expense in (but not control) the defense or settlement of any stockholder litigation against the Company and its officers, directors or affiliates relating to this Agreement and the transactions contemplated hereby; provided that Parent shall have executed a joint defense agreement in a form reasonably acceptable to the Company.  The Company shall not agree to any settlement of such stockholder litigation without Parent’s consent (which shall not be unreasonably withheld, delayed or conditioned).

6.16         Assumption of Retention Agreements. Effective upon the Effective Time, Parent and Purchaser hereby expressly assume and agree to perform the retention agreements by and between the Company and key employees identified in Section 3.10(e) of the Company Disclosure Letter, which were revised on January 25, 2005 and further amended as of March 4, 2005, in the same manner and to the same extent that the Company would be required to perform such retention agreements if no such succession had taken place.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1           Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligations of Parent, Purchaser and the Company to consummate the Merger shall be subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of each of the following conditions:

(i)    Stockholder Approval.  If approval of the Merger by the Company’s stockholders is required by Delaware Law, this Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of the Company.

(ii)   Purchase of Company Shares.  Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for the Company Shares validly tendered pursuant to the Offer and not withdrawn.

(iii)  No Order.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibits consummation of the Merger.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1           Termination Prior to Appointment Time.  This Agreement may be terminated and the Offer may be abandoned at any time prior to the Appointment Time, by action taken or authorized by the Board of Directors (or with respect to the Parent, an authorized committee of the Board of Directors) of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company or Parent:

(a)           by mutual written consent duly authorized by the Boards of Directors of Parent and the Company (or with respect to the Parent, an authorized committee of the Board of Directors);

(b)           by either the Company or Parent, if the Offer shall have expired or been terminated in accordance with the terms hereof without Purchaser (or Parent on Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer on or before May 25, 2005  (the “Initial Termination Date”); provided, however, that in the event that the condition set forth in clause (ii) of Annex A shall not have been satisfied on or prior to the Initial Termination Date, either Parent or the Company may elect to extend the Initial Termination Date, by written notice to the other prior to or on the Initial Termination Date, until July 25, 2005 (the “Extended Termination Date”); and

provided further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto who has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement (or with respect to the Company, a stockholder has breached in any material respect any of the representations, warranties, covenants or agreements of such stockholder in a Stockholder Agreement) and in each case such breach has been the principal cause of or resulted in any of the conditions to the Offer set forth in Annex A having failed to be satisfied on or before the Initial Termination Date or the Extended Termination Date;

(c)           by the Company,

(i)    prior to the Appointment Time, if there has been a breach by the Parent or Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement, which breach shall result in any condition set forth in Annex A not being satisfied, and (A) (x) such breach is not capable of being cured, or (y) if such breach is capable of being cured, such breach is not cured within 20 days after the breaching party receives notice of such breach from the non-breaching party, provided that if the breaching party fails to continue to use commercially reasonable efforts to cure such breach during such 20 day cure period, then the breaching party shall no longer be entitled to such cure period), and (B) no Triggering Event shall have occurred prior to such breach; or

(ii)   upon a Change of Recommendation in order to enter into a definitive agreement with respect to a Superior Offer in accordance with Section 6.1(d); provided, however, it is a condition precedent to the Company’s right to terminate this Agreement pursuant to this Section 8.1(c)(ii), that the Company shall have complied in all material respects with the provisions of Section 6.1 with respect to the Superior Offer which resulted in such Change of Recommendation, and Section 8.3(b)(i).

(d)           by Parent,

(i)    prior to the Appointment Time, if there has been a breach by Company of any representation, warranty, covenant or agreement set forth in this Agreement, which breach shall result in any condition set forth in Annex A not being satisfied, and (x) such breach is not capable of being cured, or (y) if such breach is capable of being cured, such breach is not cured within 20 days after the breaching party receives notice of such breach from the non-breaching party, provided that if the breaching party fails to continue to use commercially reasonable efforts to cure such breach during such 20 day cure period, then the breaching party shall no longer be entitled to such cure period); or

(ii)   if a Triggering Event (as defined below in this Section 8.1) shall have occurred at any time prior to the adoption of this Agreement by the required vote of the stockholders of the Company (if required); or

(iii)  the Offer shall have remained open for not less than forty (40) business days, all of the conditions set forth in Annex A hereto, other than the Minimum Condition and the conditions in paragraphs (c) and (e) of Annex A hereto, are, immediately prior to such termination, satisfied without giving effect to any waiver thereof, and the Minimum Condition has not been satisfied.

(e)           by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger such that the conditions set forth in Article VII or Annex A shall not be capable of being satisfied, which order, decree, ruling or other action is final and nonappealable.

For purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if, prior to the Appointment Time, any of the following shall have occurred: (A) a Change of Recommendation; (B) the Company shall have failed to include the Recommendations in the Schedule 14D-9 or permit the inclusion of the Recommendations in the Offer Documents; (C) the Company Board shall have for any reason approved, or recommended that the Company’s stockholders approve, any Acquisition Proposal; or (D) any of the Company or its executive officers or directors shall have materially breached the obligations applicable to it, him or her, set forth in Section 6.1(a)(i) through 6.1(a)(vi) (subject to Section 6.1(c)) or the penultimate sentence of Section 6.1(a).

8.2           Notice of Termination; Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.1 hereof, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (i) as set forth in Section 6.5(a), this Section 8.2, and Section 8.3 and Article IX hereof, each of which shall survive the termination of this Agreement, and (ii) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful breach of this Agreement.  No termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3           Fees and Expenses.

(a)           General.  Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated except that each of the Company and Parent shall pay one-half of the expenses related to any filing made under the HSR Act.

(b)           Company Payments.

(i)    In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), the Company shall concurrently with (and as a condition precedent to its right to terminate pursuant to Section 8.1(c)(ii), if applicable), pay Parent a fee equal to five million two hundred fifty thousand dollars ($5,250,000) in immediately available funds (the “Termination Fee”) by wire transfer to an account or accounts designated in writing by Parent.

(ii)   The Company shall pay to Parent a fee equal to the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within five (5) business days after demand by Parent, in the event that (1) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) and all of the conditions (other than the conditions set forth in paragraphs (c) and (e)) set forth in Annex A hereto are immediately prior to such termination satisfied (without giving effect to any waiver thereof) and the Minimum Condition has not been satisfied, or (B) this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii) hereof prior to the Appointment Time, or (C) this Agreement is terminated by Parent pursuant to Section 8.1(d)(iii) hereof prior to the Appointment Time, and (2) following the execution and delivery of this Agreement and prior to the termination of this Agreement, a third party shall publicly make an Acquisition Proposal (or with respect to infoUSA, Inc. and DII Acquisition Corp., such entities shall modify their existing Acquisition Proposal such that the net cash price offered to Company Securityholders exceeds the Offer Price) and shall not have publicly withdrawn such Acquisition Proposal, and (3) within twelve (12) months following the termination of this Agreement, either an Acquisition is consummated or the Company enters into a definitive agreement providing for an Acquisition.

(iii)  Interest and Costs; Other Remedies.  The Company acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 8.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.  Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iv)  Certain Definitions.  For the purposes of this Agreement, “Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the aggregate voting or equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by the Company or any of its Subsidiaries of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the Company’s business (on a consolidated basis) immediately prior to such sale, (iii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company, or (iv) a liquidation or dissolution of the Company.

8.4           Amendment.  Subject to applicable law and the other provision of this Agreement (including Section 1.3(c)), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement by the stockholders of the Company, provided, after any such adoption, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval.  This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and the Company.

8.5           Extension; Waiver.  Subject to applicable law and the other provision of this Agreement (including Section 1.3(c)), at any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1           Non-Survival of Representations and Warranties.  The representations and warranties of the Company, Parent and Purchaser contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article IX shall survive the Effective Time.

9.2           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)           if to Parent or Purchaser, to:

Acxiom Corporation
Information Way
P.O. Box 8180
Little Rock, Arkansas 72203
Attention: Chief Legal Officer
Telephone No.: (501) 342-1000
Telecopy No.: (501) 342-5610

with a copy to:

Kutak Rock LLP
425 West Capital Avenue
Little Rock, Arkansas 72201-3409
Attention:     John P. Fletcher, Esq.
Telephone No.: (501) 975-3110
Telecopy No.: (501) 975-3001

(b)           if to the Company, to:

Digital Impact, Inc.
117 Bovet Road
San Mateo, California 94402
Attention: Kenneth Hirschman, Esq.
Telephone No.: (650) 356-3400
Telecopy No.: (650) 356-3592

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street

New York, New York  10017

Attention:     Selim Day, Esq.
Telephone No.: (650) 493-9300
Telecopy No.: (650) 493-6811

9.3           Interpretation; Knowledge.

(a)           When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated.  When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated.  When a reference is made in this Agreement to Annexes, such reference shall be to an Annex of this Agreement unless otherwise indicated.  For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all such entity and its Subsidiaries, taken as a whole.

(b)           For purposes of this Agreement, the term “Contract” shall mean any legally binding written, oral or other agreement, contract, subcontract, settlement agreement, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other commitment or undertaking of any nature.

(c)           For purposes of this Agreement, the term “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(d)           For purposes of this Agreement, the term “Knowledge” means, with respect to a party hereto, with respect to any matter in question, that any of the executive officers of such party, has actual knowledge of such matter.

(e)           For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), that is, individually or in the aggregate with any other such Effects, materially adverse to the business, assets, financial condition or operations of such entity taken as a whole with its Subsidiaries or would have a material adverse effect on the ability of any party to consummate the Offer or the Merger; provided, however, that no Effect that results from any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect on any entity: (A) any actions taken, or failure to take action, to which the other party to this agreement has consented in writing, (B) any change in such entity’s stock price or trading volume, in and of itself, (C) any failure by such entity to meet published analyst revenue or earnings projections, in and of itself, (D)  changes affecting any of the industries in which such entity operates generally which do not negatively affect the entity disproportionately compared to others in the industries, (E)  changes in the U.S. economy or capital markets generally, or (F) the outbreak or escalation of war, hostilities or terrorist activities, either in the United States or abroad which do not negatively affect the entity disproportionately compared to others in the industries in which the entities operate, (G) any Effect related to the announcement or pendency of this Agreement, including actions taken by or losses of employees (other than those employees referred to in Section 3.23), customers or suppliers (or notices related thereto), or (F) any litigation arising out of or related to any alleged breach of fiduciary duty or misstatements or omissions in disclosures related to this Agreement.

(f)            For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(g)           The term “in the ordinary course of business” and similar expressions, with respect to any action, means such action is (i) is taken in the ordinary course of the normal operations of such Person and (ii) not required by applicable law or such Person’s charter documents to be authorized by the Board of Directors of such Person.

9.4           Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.5           Entire Agreement; Third-Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 6.11.   Section 6.11 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns.  In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in Section 6.11.

9.6           Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7           Other Remedies; Specific Performance.

(a)           Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

(b)           Specific Performance.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.8           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and any appellate court thereof, for any litigation arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby, to the extent the Court of Chancery has jurisdiction over the claims alleged in such litigation, or, if the Court of Chancery does not have jurisdiction over the claims alleged in such litigation, the courts of the State of Delaware and of the United States of America located in the State of Delaware, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such litigation except in such courts, (ii) waives any objection to the laying of venue of any such litigation in such Delaware courts and (iii) agrees not to plead or claim in any Delaware court that such litigation brought therein has been brought in an inconvenient forum. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

9.9           Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.10         Assignment.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Purchaser may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or a portion of the Company Shares pursuant to the Offer, but no such transfer or assignment will relieve Parent or Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Company Shares validly tendered and accepted for payment pursuant to the Offer.

9.11         Waiver of Jury Trial.  EACH OF PARENT, PURCHASER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

ACXIOM CORPORATION

By:	/s/ Jerry C. Jones
Jerry C. Jones
Business Development / Legal Leader

ADAM MERGER CORPORATION

By:	/s/ Jerry C. Jones
Jerry C. Jones
Vice President / Assistant Secretary

DIGITAL IMPACT, INC.

By:	/s/ William C. Park
William C. Park
President, Chief Executive Officer and Chairman of the Board of Directors

****AGREEMENT AND PLAN OF REORGANIZATION****

ANNEX A

CONDITIONS TO THE OFFER

Reference is made to that certain Agreement and Plan of Merger, dated as of March 25, 2005 (the “Agreement”) by and among Acxiom Corporation, a Delaware corporation (“Parent”), Adam Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Digital Impact, Inc., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement).

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the rights of Purchaser to extend and amend the Offer at any time in its sole discretion (subject to the terms and conditions of the Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Company Shares if by the expiration of the Offer (as it may be extended pursuant to Section 1.1(c) of the Agreement), (i) the Minimum Condition has not been satisfied, (ii) each of any waiting period under the HSR Act applicable to the purchase of the Company Shares pursuant to the Offer and the waiting period under any other comparable antitrust or trade regulation reasonably deemed applicable to the purchase of the Company Shares pursuant to the Offer by the parties shall not have expired or terminated or (iii) any of the following events shall have occurred and continue to exist:

(a)           there shall be pending or overtly threatened any suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by Purchaser or Parent of any Company Shares (ii) seeking to restrain or prohibit the consummation of the Offer or the Merger, or (iii) seeking a Restricted Divestiture;

(b)           there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, , that is reasonably likely to result in any of the consequences referred to in the immediately preceding paragraph )(a) of this Annex A;

(c)           any of the representations and warranties of the Company set forth in the Agreement (i) shall not have been true and correct in all respects as of the date of the Agreement, and (ii) shall not be true and correct in all respects on and as of the scheduled expiration date of the Offer with the same force and effect as if made on and as of such date, (in the case of clause (i) and (ii) disregarding all qualifications based on “materiality,” “Material Adverse Effect” and the like) except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct as

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has not had and would not reasonably be expected have, individually or in the aggregate, a Material Adverse Effect on the Company, and (B) for changes contemplated by this Agreement;

(d)           there shall have occurred and be continuing at the time immediately prior to such obligation of Purchaser (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States or the Nasdaq Stock Market’s National Market (other than a shortening of trading hours or any trading halt triggered solely as a result of a specified increase or decrease in a market index), or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(e)           the Company shall have failed to perform in any material respect any agreement, covenant or obligation of the Company to be performed or complied with by it prior to the Appointment Time under this Agreement;

(f)            since the date of this Agreement, there shall have occurred and be continuing any event, change or development that, individually or in the aggregate, has had or reasonably would be expected to have a Material Adverse Effect on the Company; or

(g)           this Agreement shall have been terminated in accordance with its terms;

and which in any such case makes it inadvisable, in the reasonable and good faith judgment of Parent or Purchaser, to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

The conditions to the Offer set forth herein are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in their sole discretion, other than the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company.  The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

* * * * *

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